FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 26, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Quarterly Information - ITR

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

December 31, 2014

with Independent Auditor’s Review Report

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Quarterly Information

December 31, 2014

Contents

Independent Auditor's Review Report on the Quarterly Information	1
Management’s Comments	3

Quarterly Information reviewed

Balance sheets	5
Statements of operations	7
Statements of comprehensive income	9
Statements of changes in equity	10
Statements of cash flows	11
Statements of value added	12
Notes to the quarterly information	13

A free translation from Portuguese into English of Independent Auditor’s Review Report on Quarterly Information in accordance with Brazilian and international standards on review engagements and specific standards established by the Brazilian Securities Commission (CVM)

Independent auditor's review report on quarterly information

To the Shareholders, Board Members and Management

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

São Paulo - SP

Introduction

We have reviewed the accompanying interim individual and consolidated financial statements of Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Company”), contained in the Quarterly Information Form (“ITR”), for the quarter ended December 31, 2014, which comprise the balance sheet at December 31, 2014 and the related statements of operations and of comprehensive income (loss) for the three and six-month periods then ended, and, statements of changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

Company’s Management is responsible for the preparation of the interim individual financial statements in accordance with Accounting Pronouncement CPC 21 (R1) – Demonstração Intermediária (“CPC 21”), and for the consolidated interim financial statements in accordance with CPC 21 and International Accounting Standard IAS 34 – Interim Financial Reporting (“IAS 34”), issued by the International Accounting Standards Board (IASB), as well as the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of  the ITR. Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim individual financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim individual financial statements included in the ITR referred to above were not prepared, in all material respects, in accordance with CPC 21, applicable to the preparation of ITR, and presented consistently with the rules issued by the CVM.

Conclusion on interim consolidated financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements, included in the ITR referred to above were not prepared, in all material respects, in accordance with CPC 21  and IAS 34, applicable to the preparation of ITR, and presented consistently with the rules issued by CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statement of value added (“DVA”) for the six-month period ended December 31, 2014, prepared under the responsibility of the Company’s Management, the presentation of which is required by the rules issued by CVM, applicable to the preparation of ITR, and is considered as supplementary information under IFRS, which does not require the presentation of DVA. These statements were subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall interim individual and consolidated financial statements.

São Paulo, February 9, 2015.

ERNST & YOUNG

Auditores Independentes S.S.

CRC - 2SP-015199/O-6

Marcos Alexandre S. Pupo                             Bruno Mattar Galvão

Accountant CRC-1SP221749/O-0                  Accountant CRC-1SP-267770/O-6

Management’s Comments

The period was marked by the reduction in commodity prices and the appreciation of the U.S. dollar, a scenario that contributed to an expected agricultural production margin below the average of the past few years. In this context, we reduced the planted area of the 2014/2015 harvest, as announced in the previous quarter and did an organization restructuring, reducing administrative costs and leasing 6,583 hectares to third parties in Bahia, minimizing costs and the Company’s operational risk.

We closed 6M15 with Net Revenue of R$ 71.9 million, Net Income of R$ 2.8 million and Adjusted EBITDA of R$ 2.3 million, reflecting the sale of 651 thousand tons of agricultural products (soybean, corn and sugarcane) in 6M15.

Regarding our operational activities, we concluded planting the 2014/2015 grain harvest in 48,187 hectares in the properties in Brazil, and also planted 6,554 hectares of pasture in the Preferência Farm and 8,466 hectares of sugarcane in the Alto Taquari and Araucária Farms. In Paraguay, we concluded planting in 10.500 hectares of grains and 3.135 hectares of pasture, corresponding to 92% of the total planted area. The Company’s total planted area came to 78,044 hectares.

In 6M15, we ended the fifth year of sugarcane supply, delivering 724 thousand tons to ETH. Sugarcane results show the region’s consolidation as a producer, with better gross margin and yield than traditional sugarcane regions, such as the state of São Paulo, for example.

Still regarding operational activities, we began the construction of a silo in Bahia, with grain storage capacity of 20 thousand tons. The construction of the silo improves the Company’s grain sales strategy in the region and mitigates logistics risks in production distribution.

In relation to property development, we obtained licenses to develop additional 7 thousand hectares in Paraguay and began the transformation process in 10 thousand hectares in the properties in Brazil and Paraguay.

In December 2014, we held the BrasilAgro Day, an event that gathered more than 40 investors, with the attendance of all our executive officers. The event discussed the sector’s prospects for the upcoming harvest years and our plan for the next few years.

We are fully committed and aligned with our plans to improve results, pursuing solid and sustainable growth.

Adherence to the Market Arbitration Chamber

The  Company  is  subject  to  arbitration  on  the  Market  Arbitration  Chamber,  as Arbitration Clause in its Bylaws.

Relationship with External Auditors

The independent auditors, Ernst Young & Young Independent Auditors S.S., who  reviewed  the  interim  financial  statements,  individual  and  consolidated, contained  in  the  Quarterly  Information  Form  –  refers  for  the  quarter  ended  December 31,  2014,  only  services  rendered  to  BrasilAgro  – Companhia  Brasileira  de  Propriedades  Agrícolas  related  to  the  review  of  interim financial information.

Final  Considerations

BrasilAgro  administration  thanks  their  shareholders, customers,  suppliers  and  financial  institutions  for  collaboration  and  trust  and,  in particular, to its collaborators for their dedication and effort.

We remain at your disposal for any further information.

Julio Toledo Piza

CEO and Investor Relation Officer

A free translation from Portuguese into English of interim individual financial information in accordance with accounting practices adopted in Brazil and of interim consolidated financial information in accordance with International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board - IASB and accounting practices adopted in Brazil

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Balance sheets

December 31, 2014

(In thousands of reais)

		Company		Consolidated
	Note	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
Assets
Current assets
Cash and cash equivalents	6.1	4,405	39,475	21,883	86,745
Marketable securities	6.2	33,293	28,842	18,361	21,532
Trade accounts receivable	8	11,490	26,953	43,307	65,010
Inventories	10	13,534	33,645	18,586	40,210
Biological assets	11	49,572	1,421	64,786	1,421
Recoverable taxes	9	3,333	3,494	3,612	3,749
Operations with derivatives	7	3,315	1,652	18,090	18,255
Transactions with related parties	34	2,689	19,169	730	723
Other receivables		427	523	397	442
		122,058	155,174	189,752	238,087
Noncurrent assets
Biological assets	11	22,180	31,202	22,180	31,202
Restricted marketable securities	12	2,150	2,037	13,443	13,782
Recoverable taxes	9	25,980	25,904	30,133	29,849
Deferred taxes	22	27,560	27,491	43,294	43,554
Operations with derivatives	7	-	-	-	63
Trade accounts receivable	8	482	566	30,087	37,453
Investment properties	13	101,333	85,981	349,843	334,803
Transactions with related parties	34	31,495	26,068	31,495	26,068
Other receivables		5,879	4,644	5,879	4,644
Investments	14	364,520	371,114	74,939	50,369
Property, plant and equipment	16	11,706	12,754	12,485	13,542
Intangible assets	15	4,122	4,966	4,122	4,966
		597,407	592,727	617,900	590,295

Total assets		719,465	747,901	807,652	828,382

		Company		Consolidated
	Note	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
Liabilities and equity
Current liabilities
Trade accounts payable	18	12,475	6,107	14,619	8,158
Loans and financing	19	47,525	42,676	69,002	62,253
Labor obligations		3,311	8,468	3,466	8,730
Taxes payable	20	592	272	5,983	6,501
Dividends payable		25	25	25	25
Operations with derivatives	7	415	204	4,054	204
Payables for acquisitions	17	18,986	18,760	46,439	44,820
Transactions with related parties	34	15,993	46,933	378	33,237
Onerous contracts	21	-	579	-	579
Advances from customers		55	14,343	2,647	15,038
		99,377	138,367	146,613	179,545
Noncurrent liabilities
Loans and financing	19	16,154	22,148	54,258	57,909
Taxes payable	20	-	-	1,992	2,482
Provision for legal claims	32	4,015	3,480	4,133	3,573
Other liabilities		-	-	737	967
		20,169	25,628	61,120	64,931
Total liabilities		119,546	163,995	207,733	244,476
Equity
Attributed to controlling shareholders
Capital	23	584,224	584,224	584,224	584,224
Capital reserve		4,283	4,201	4,283	4,201
Treasury shares	23	(1,934)	(1,934)	(1,934)	(1,934)
Other reserve		21,572	8,403	21,572	8,403
Accumulated losses		(8,226)	(10,988)	(8,226)	(10,988)
Total equity		599,919	583,906	599,919	583,906

Total liabilities and equity		719,465	747,901	807,652	828,382

See accompanying notes to the interim individual and consolidated financial statement

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of operations

Six-month period ended December 31, 2014

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
	Note	07/01/2014 to 12/31/2014	07/01/2013 to 12/31/2013	07/01/2014 to 12/31/2014	07/01/2013 to 12/31/2013

Net revenue	25	67,813	39,463	71,962	42,928
Changes in fair value of biological assets and agricultural products	11	3,861	(4,103)	9,645	634
Impairment of net realizable value of agricultural products after harvest		(1,554)	(12)	(1,778)	(15)
Cost of sales	26	(67,377)	(40,383)	(70,403)	(43,071)
Gross profit (loss)		2,743	(5,035)	9,426	476

Selling expenses	26	(301)	(752)	(371)	(3,166)
General and administrative expenses	26	(12,337)	(13,231)	(13,412)	(14,027)
Other operating income (expenses), net	28	(3,893)	1,700	(5,580)	1,447
Equity pickup	14.a	4,062	3,290	(2,082)	-
Operating loss		(9,726)	(14,028)	(12,019)	(15,270)
Financial results, net
Financial income	29	30,067	15,925	50,643	21,008
Financial expenses	29	(17,648)	(9,071)	(34,636)	(12,205)
Profit (loss) before income and social contribution taxes		2,693	(7,174)	3,988	(6,467)

Income and social contribution taxes	30	69	2,726	(1,226)	2,019

Profit (loss) for the period		2,762	(4,448)	2,762	(4,448)

Basic earnings (loss) per share - reais	31			0.05	(0.08)
Diluted earnings (loss) per share - reais	31			0.05	(0.08)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of operations (Continued)

Three-month period ended December 31, 2014

(In thousands of reais, unless stated otherwise)

	Company		Consolidated
	10/01/2014 to 12/31/2014	10/01/2013 to 12/31/2013	10/01/2014 to 12/31/2014	10/01/2013 to 12/31/2013

Net revenue	19,982	3,615	21,253	3,684
Changes in fair value of biological assets and agricultural products	(1,353)	(3,681)	1,871	(556)
(Impairment) Reversal of impairment of net realizable value of agricultural products after harvest	194	(1)	195	-
Cost of sales	(20,980)	(5,344)	(21,847)	(5,383)

Gross profit (loss)	(2,157)	(5,411)	1,472	(2,255)

Selling expenses	493	226	477	(1,200)
General and administrative expenses	(5,589)	(6,882)	(6,336)	(7,396)
Other operating income (expenses)	(2,767)	2,021	(4,237)	1,892
Equity pickup	5,153	4,281	(1,279)	-
Operating loss	(4,867)	(5,765)	(9,903)	(8,959)
Financial results, net
Financial income	11,104	8,541	19,973	12,847
Financial expenses	(6,526)	(6,614)	(9,607)	(6,712)
Profit (loss) before income and social contribution taxes	(289)	(3,838)	463	(2,824)

Income and social contribution taxes	1,469	2,459	717	1,445

Profit (loss) for the period	1,180	(1,379)	1,180	(1,379)

Basic earnings (loss) per share - reais			0.02	(0.02)
Diluted earnings (loss) per share - reais			0.02	(0.02)

See accompanying notes to the interim individual and consolidated financial statement

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of comprehensive income(loss)

Six and three-month periods ended December 31, 2014

(In thousands of reais, unless stated otherwise)

	Company		Consolidated
	07/01/2014 to 12/31/2014	07/01/2013 to 12/31/2013	07/01/2014 to 12/31/2014	07/01/2013 to 12/31/2013

Profit (loss) for the period	2,762	(4,448)	2,762	(4,448)

Other comprehensive income to be reclassified to income for the year in subsequent periods:
Currency translation adjustment from investment in joint venture	13,169	(503)	13,169	(503)
Total comprehensive income	15,931	(4,951)	15,931	(4,951)

	Company		Consolidated
	10/01/2014 to 12/31/2014	10/01/2013 to 12/31/2013	10/01/2014 to 12/31/2014	10/01/2013 to 12/31/2013

Profit (loss) for the period	1,180	(1,379)	1,180	(1,379)

Other comprehensive income to be reclassified to income for the year in subsequent periods:
Currency translation adjustment from investment in joint venture	5,810	(502)	5,810	(502)
Total comprehensive income	6,990	(1,881)	6,990	(1,881)

See accompanying notes to the interim individual and consolidated financial statement

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of changes in equity

Six-month period ended December 31, 2014

(In thousands of reais, unless stated otherwise)

			Attributable to controlling shareholders
			Capital reserve		Income reserve
	Note	Capital	Granted options	Treasury shares	Legal reserve	Reserve for investment and expansion	Proposed dividend	Other reserve	Accumulated losses	Total equity
At June 30, 2014		584,224	4,201	(1,934)	-	-	-	8,403	(10,988)	583,906

Profit for the period		-	-	-	-	-	-	-	2,762	2,762
Share-based payment	27	-	82	-	-	-	-	-	-	82
Currency translation adjustment from investment in joint venture	23	-	-	-	-	-	-	13,169	-	13,169

At December 31, 2014		584,224	4,283	(1,934)	-	-	-	21,572	(8,226)	599,919

			Attributable to controlling shareholders
			Capital reserve		Income reserve
	Note	Capital	Granted options	Treasury shares	Legal reserve	Reserve for investment and expansion	Proposed dividend	Other rserve	Accumulated losses	Total equity
At June 30, 2013		584,224	3,385	-	413	1,961	3,922	(6,920)	-	586,985

Loss for the period		-	-	-	-	-	-	-	(4,448)	(4,448)
Share-based payment	27	-	619	-	-	-	-	-	-	619
Treasury shares	23	-	-	(1,934)	-	-	-	-	-	(1,934)
Dividends	23.e	-	-	-	-	-	(3,922)	-	-	(3,922)
Currency translation adjustment from investment in joint venture		-	-	-	-	-	-	(503)	-	(503)
Gain on bargain purchase - Cresca		-	-	-	-	-	-	7,519	-	7,519

At December 31, 2013		584,224	4,004	(1,934)	413	1,961	-	96	(4,448)	584,316

See accompanying notes to the interim individual and consolidated financial statement

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of cash flows

Six-month period ended December 31, 2014

(In thousands of reais)

		Company			Consolidated
	Notes	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Cash flows from operating activities
Profit (loss) for the period		2,762	(4,448)	2,762	(4,448)
Adjustment to reconcile profit (loss)
Depreciation and amortization	26	9,268	8,058	9,337	8,642
Share based compensation plan	27	82	619	82	619
Residual value of property, plant and equipment disposed of	15 and 16	1,396	193	1,407	194
Write-off of capitalized cost in investment properties	13	253	-	253	1,734
Equity pick-up	14	(4,062)	(3,290)	2,082	-
Unrealized gain (loss) on derivatives	29	(1,335)	(597)	(1,335)	(1,285)
Foreign exchange, monetary variation and financial charges	29	(10,253)	14,002	(1,145)	3,612
Adjustment to present value of receivables from sale of farms and machinery	29	(1,078)	635	(5,562)	170
Provision for income and social contribution taxes	30	-	-	966	-
Deferred income and social contribution taxes	30	(69)	(2,726)	260	(2,800)
Changes in fair value of biological assets and agricultural products	11	(3,861)	4,103	(9,645)	(634)
Impairment of net realizable value of agricultural products after harvest		1,554	12	1,778	15
Allowance for doubtful accounts	8	39	237	47	153
Onerous contracts		(579)	-	(579)	-
Provision for legal claims	32	2,628	(1,798)	2,653	(1,796)
		(3,255)	15,000	3,361	4,176
Changes in working capital
Trade accounts receivable		15,511	75,948	22,613	88,022
Inventories		58,754	838	61,909	2,913
Biological assets		(78,768)	(45,545)	(87,736)	(60,227)
Recoverable taxes		(1,442)	(1,483)	(1,656)	(3,166)
Operations with derivatives		(329)	(2,171)	5,200	(1,047)
Other receivables		(820)	(7,561)	(759)	(8,985)
Trade accounts payable		5,808	(14,506)	6,000	1,757
Related parties		(33,626)	14,322	(35,747)	(3,410)
Taxes payable		320	(239)	(275)	(1,079)
Income and social contribution taxes paid		-	-	(1,699)	(5,510)
Labor Obligations		(5,157)	(5,382)	(5,264)	(766)
Advances from customers		(14,288)	(825)	(12,391)	(38)
Other liabilities		-	-	(230)	-
Net cash generated by (used in) operating activities		(57,292)	28,396	(46,674)	12,640
Cash flows from investing activities

Additions to property, plant and equipment and intangible assets	15 and 16	(1,033)	(1,695)	(1,097)	(1,929)
Additions to investment properties	13	(20,041)	(5,226)	(22,064)	(10,559)
Redemption of (investment in) marketable securities		6,573	3,905	8,755	9,021
Dividends received	14	36,010	18,000	-	-
(Increase) decrease of capital in investees	14	5,726	(37,494)	(13,483)	(14,463)
Acquisition of joint venture Cresca	14	-	(8,592)	-	(8,592)
Payment for the acquisition of farms		-	-	-	(2,151)
Cash received from the sale of farm		-	-	10,897	10,369
Net cash generated by (used in) investing activities		27.235	(31,102)	(16,992)	(18,304)
Cash flows from financing activities
Advances for future capital increase	14	(1,626)	14,360	-	-
Loans and financing acquired		38,616	25,914	61,191	39,601
Interest paid on loans and financing		(4,551)	-	(7,187)	-
Payment of loans and financing		(37,452)	(27,895)	(55,200)	(44,178)
Treasury shares	23	-	(1,934)	-	(1,934)
Acquisition of rights receivable from loans		-	(2,322)	-	-
Net cash generated by (used in) financing activities		(5,013)	8,123	(1,196)	(6,511)
Increase (decrease) in cash and cash equivalents		(35,070)	5,417	(64,862)	(12,175)
Cash and cash equivalents at beginning of period	6	39,475	28,756	86,745	75,694
Cash and cash equivalents at end of period	6	4,405	34,173	21,883	63,519
		(35,070)	5,417	(64,862)	(12,175)

See accompanying notes to the interim individual and consolidated financial statement

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of value added

Six-month period ended December 31, 2014

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
	Notes	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Revenues
Gross operating revenue	25	71,723	41,646	76,812	45,294
Changes in fair value of biological assets and agricultural products	11	3,861	(4,103)	9,645	634
Impairment of net realizable value of agricultural products after harvest		(1,554)	(12)	(1,778)	(15)
Other revenues		(612)	(16)	(2,296)	(279)
Allowance for doubtful accounts	26	39	(236)	47	(153)
		73,457	37,279	82,430	45,481

raw materials acquired from third parties
Cost of sales		(58,780)	(33,042)	(61,737)	(35,146)
Materials, energy, outsourced services and other		(7,222)	(2,480)	(7,546)	(5,387)
		(66,002)	(35,522)	(69,283)	(40,533)

Gross value added		7,455	1,757	13,147	4,948

Depreciation and amortization	26	(9,268)	(8,058)	(9,337)	(8,642)

Net value added produced by the entity		(1,813)	(6,301)	3,810	(3,694)

Value added received in transfer
Equity pickup	14	4,062	3,289	(2,082)	-
Financial income	29	30,067	15,925	50,643	21,008
		34,129	19,214	48,561	21,008

Total value added to be distributed		32,316	12,913	52,371	17,314

Distribution of value added

Personnel and charges
Direct compensation		5,592	6,431	5,592	6,431
Benefits		888	833	895	835
Severance fund (F.G.T.S).		155	127	155	127
Taxes, charges and contributions			-		-
Federal		3,496	227	6,173	1,438
State		1,344	267	1,723	306
Local		70	51	74	66
Financing			-		-
Interest and monetary and foreign exchange variations	29	17,648	9,071	34,636	12,205
Leases		361	354	361	354
Profit (loss) for the period		2,762	(4,448)	2,762	(4,448)
		32,316	12,913	52,371	17,314

See accompanying notes to the interim individual and consolidated financial statement

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information

December 31, 2014

(In thousands of reais, unless otherwise stated)

1.   General information

Brasilagro Companhia Brasileira de Propriedades Agrícolas (the "Company" or "Brasilagro") was incorporated on September 23, 2005 and is headquartered at  Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás,  Mato Grosso, Minas Gerais and Piauí, and in Paraguay, in the State of Boquerón.

Pursuant to its articles of incorporation, the Company’s activities include: (a) agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services, (b) the import and export of agricultural products and inputs and those related to cattle raising activity, (c) the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas, (d) real estate brokerage involving any type of operations, (e) holding interest, as member, in other companies and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the purposes described herein, and (f) management of its own and third-party assets.

The Company and its subsidiaries have 9 (nine) farms in 5 (five) Brazilian states and one jointly-controlled farm in Paraguay, with total area of 279,259 hectares, including 10,000 leased hectares and 117,307 hectares in joint venture. The Company aims to consolidate its position as one of the main companies in the agribusiness segment in Brazil and/or abroad by acquiring farms and selling them  once the intended potential valuation is achieved, by means of a strategy intended to expand production, leverage production process, and diversify geographies and production.

The activities of  wholly-owned subsidiaries Cremaq Ltda. ("Cremaq"), Engenho de Maracajú Ltda. ("Engenho"), Imobiliária Jaborandi Ltda. ("Jaborandi"), Araucária Ltda. ("Araucária"), Mogno Ltda. ("Mogno"), Cajueiro Ltda. ("Cajueiro"), Ceibo Ltda. (“Ceibo”) and Flamboyant Ltda. (“Flamboyant”) comprise the purchase and sale of properties, land, buildings and real estate in rural and/or urban areas. Below is a table with the presentation of farms:

Real estate	Farms	Location	Hectares
Cremaq	Cremaq	Baixa Grande do Ribeiro/PI	27,807
Jaborandi	Jatobá	Barreiras/BA	31,606
Araucária	Araucária	Alto Taquari/MT	8,124
Mogno	Alto Taquari	Mineiros/GO	5,186
Cajueiro	Chaparral	Correntina/BA	37,183
Flamboyant	Nova Buriti	Januária/MG	24,247
Cajueiro	Preferência	Barreiras/BA	17,799
N/A*	Cresca S.A.	Boquerón/Paraguai	117,307
N/A **	Partnership II (Avarandado)	Ribeiro Gonçalves/PI	10,000
			279,259

*Joint Venture Cresca S.A.

** Farms leased from third parties

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

1.   General information (Continued)

As permitted in their respective articles of incorporation and and articles of organization, until the real estate assets belonging to these companies are not sold, the assets may be leased to third parties, but only as a strategy for real estate appreciation. The activities of wholly-owned subsidiary Jaborandi Agrícola Ltda. comprise the lease of land, the sublease of land to third parties, rendering of advisory services in the agricultural area, agriculture, cattle raising and forestry activities of any type and nature, and rendering of direct or indirect related services. All subsidiaries, as well as FIM Guardian Fund, exclusive investment fund of the Company, are headquartered and operate in Brazil.

The activities of joint venture in company Cresca S.A. (“Cresca”), located in Paraguay, include agriculture, cattle raising and forestry activities of any type and nature, and rendering of direct or indirect related services, the import and export of agricultural products and inputs and those related to cattle raising activity, the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas and financial transactions, purchase and sale of securities, shares and commodities.

Opportunity for new businesses are under analysis, but shall only be announced, in accordance with the Company’s disclosure policy, when technical and legal assessments and the related due diligence process are completed

To the date the financial statements were approved, the Company holds (i) 10,000 hectares leased from third parties, and (ii) 26,530 hectares of which it is the promising buyer, being 21,147 hectares to Nova Buriti Farm and 5,383 hectares to Alto Taquari Farm, as the purchase and sale indenture has not been granted yet, with only a purchase and sale promise agreement existing and pending compliance with precedents by sellers.

On July 14, 2014, the Joint Venture Cresca executed the sales deed of 24,624 ha and transfer of ownership to the new purchaser.

On August 23, 2010, Opinion No. LA-01, of August 19, 2010, issued by the Office of the Federal Advocate General (AGU) was approved by the President of Brazil. The opinion addresses the purchase and lease of agricultural properties by Brazilian companies controlled by foreign individuals or legal entities holding the control of the capital of a company that owns land in Brazil. The Attorney General’s opinion provides that Brazilian companies controlled by non-Brazilians require previous authorization to purchase agricultural properties and are subject to the following restrictions:

(i)    the agricultural properties shall be used for agricultural, cattle raising or industrial activities, and shall be previously approved by the Ministry of Agrarian Development or by the Ministry of Development, Industry and Foreign Trade;

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

1.   General information (Continued)

(ii)   the total area of agricultural properties owned by foreigners shall not exceed the greater of (A) one fourth of the area of the municipality where the property is located; or (B) the sum of the areas held by foreigners of the same nationality shall not exceed 40% of the area of the municipality where the property is located; and

(iii)   the acquisition shall not exceed one hundred (100) indefinite exploration modules, which are measurement units adopted within different Brazilian regions that range from five to 100 hectares, depending on the region.

New acquisitions or new lease agreements of agricultural properties by companies controlled by non-Brazilians within the abovementioned limits must be previously approved by INCRA.

To the date the quarterly information was approved, there is no judgment by the Brazilian courts on the validity and constitutionality of the contents of the Attorney General’s Opinion. As of December 31, 2014, 78.99 % of Company common shares were held by foreigners.

2.   Basis of preparation and presentation

The Company’s Board of Directors is entitled to change the Company’s individual and consolidated  quarterly information after its issuance. On February 9, 2015, the Company’s Fiscal council approved the Company’s individual and consolidated quarterly information and authorized  its release.

The interim individual accounting information included in this quarterly information has been prepared in accordance with technical pronouncement CPC 21 (R1) - “Demonstração Intermediárias”presented consistently with the standards issued by the Brazilian Securities Commission (“CVM”), applicable to the preparation of the Quarterly Information Form - ITR.

The interim consolidated information included in this quarterly information has been prepared in accordance with technical pronouncement CPC 21 (R1)- “Demonstração Intermediárias”and  with the international accounting standard IAS 34 - “Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB), and presented consistently with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information form - ITR.

According to Circular Letter CVM/SNC/SEP nº 03/2011, the Company opted for presenting the explanatory notes in this ITR as a summary in the cases of redundancy in relation to those presented in the annual financial statements.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

2.   Basis of preparation and presentation (Continued)

Therefore, this Quarterly Information does not comprise all notes and disclosures required by the standards for the annual financial statements, and, as a consequence, the related information should be read together with the notes to financial statements for the year ended June 30, 2014.

The notes which did not have significant changes in relation to the individual and consolidated financial statements for June 30, 2014 have not been included in this Quarterly Information.

The non-financial data included in this quarterly information, such as sales volume, planted and  leased area, insurance and environment, has not been examined by the independent auditors.

a)      Basis of consolidation

There was no change in the basis of consolidation in relation to the basis of consolidation included in Note 2.1 to the financial statements for the year ended June 30, 2014.

b)      Cash flow

The interest paid and the dividends are classified as cash flow from financing activities and cash flow from investment activities respectively, since they are costs for obtaining financial resources and return on the investments.

3.   Critical accounting  estimates and judgments

Accounting estimates and judgments are continuously assessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The estimates and assumptions may be different from actual results. By definition, they seldom equal the related actual amounts. The effects arising from the reviews of accounting estimates are recognized upon review.

In the period ended December 31, 2014, there was no significant change in the critical accounting estimates and judgments in relation to the other information disclosed in the annual financial statements at June 30, 2014.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are addressed in Note 3 to the annual financial statements.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

4.   Summary of significant accounting policies

The significant accounting policies applied on the preparation of this quarterly information are the same as those disclosed in Note 2 to the annual financial statements for the year ended June 30, 2014, except for the accounting practices first adopted in the year started July 1, 2014, as follows:

Standard	Main requirements
IFRIC 21 Levies (ICPC 19)

IFRIC 21 - “Government Rates” deals with the recording of rates imposed by the Government, consisting of an interpretation of IAS 37- Provisions, contingent liabilities and contingent assets. The interpretation typifies the Government rates and the events which arise from its responsibility for payment, clarifying the moment in which these ones should be recognized. The Company is not currently subject to significant rates and, accordingly, the impact is not material.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39

This amendment softens the discontinuation of hedge accounting when the novation of a hedge-designated derivative meets certain criteria. These amendments are effective for the years starting on or after January 1, 2014. The Company does not expect that this amendment will be material to its financial statements.

IAS 36 - Impairment of Assets

In May 2013, IASB issued an amendment to IAS 36. The amendment to this standard requires the disclosure of discount rates used in the current and previous evaluation of the recoverable amount of assets, if the recoverable amount of the impaired asset is based on a valuation technique at present value based on the fair value less the disposal cost.

This standard is effective for annual periods starting on or after January 1, 2014. The Company is evaluating the impact from the adoption of these amendments on its financial statements.

The accounting practices have been consistently applied to all periods presented, unless otherwise stated.

a)    Pronouncements, interpretations or revisions issued by IASB applicable to years started at/after July 01, 2015.

Standard	Main requirements

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of IASB work to replace IAS 39 and is applicable to the classification and evaluation of financial assets and liabilities according to IAS 39 definition. The pronouncement would be initially applicable as from the years starting on or after January 1, 2013, but the pronouncement Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, postponed its effectiveness to January 1, 2015. In the subsequent phases, IASB shall approach issues as recording of hedges and provision for losses of financial assets. The adoption of the first phase of IFRS 9 shall impact the classification and evaluation of the Company’s financial assets, but shall not impact the classification and evaluation of its financial liabilities. The Company shall quantify the effects together with the effects of the other phases of IASB Project, as soon as the final consolidated standard is issued.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

4.   Summary of significant accounting policies (Continued)

a)      Pronouncements, interpretations or revisions issued by IASB applicable to years started at/after July 01, 2015. (Continued)

Standard	Main requirements

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of IASB work to replace IAS 39 and is applicable to the classification and evaluation of financial assets and liabilities according to IAS 39 definition. The pronouncement would be initially applicable as from the years starting on or after January 1, 2013, but the pronouncement Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, postponed its effectiveness to January 1, 2015. In the subsequent phases, IASB shall approach issues as recording of hedges and provision for losses of financial assets. The adoption of the first phase of IFRS 9 shall impact the classification and evaluation of the Company’s financial assets, but shall not impact the classification and evaluation of its financial liabilities. The Company shall quantify the effects together with the effects of the other phases of IASB Project, as soon as the final consolidated standard is issued.

IAS 41 - Agriculture (equivalent to CPC 29 - Biological Assets and Agricultural Product) and IAS 16 - Property, Plant and Equipment.

This standard currently requires the biological assets related to agricultural activities to be measured at fair value less cost for sale. Upon revising the standard, IASB decided that the so called bearer plants should be recorded as fixed assets (IAS 16/CPC 27), that is, at cost less depreciation or impairment. Bearer plants are defined as the ones used to produce fruits for several years, but the plant itself, after ripe, has no significant transformations. Its only future economic benefit arises from the agricultural production that it generates. As example, the apple, orange and grape trees. In the case of plants in which the roots are maintained in the soil for a second harvest or cut and in the end the root itself is not sold, its root meets the definition of bearer plant, which therefore applies to forests which have the forecast of more than one cut in its management. This review shall be effective as from January 1, 2016. Management is assessing the impacts from its adoption.

IFRS 11 - Joint arrangements

In May 2014 IASB issued an updating to pronouncement IFRS 11 - Joint Arrangements, which deals with changes on how to account an interest acquisition in a joint operation incorporating a business. The adoption shall be required as from January 1, 2016 and the Company is analyzing possible impacts from this updating on its financial statements.

IAS 16 - Property, plant and equipment and IAS 38 - Intangible assets

In May 2014 IASB issued an updating to pronouncement s IAS 16 - Property, Plant and Equipment and IAS 38 - Intangible Assets, establishing as acceptable depreciation and amortization methods the expected standards of consumption of future economic benefits of an asset. IASB clarifies that the use of methods based on revenues to calculate asset depreciation and also to measure the consumption of economic benefits incorporated to an intangible asset, are not appropriate. The adoption shall be required as from January 1, 2016 and the Company is analyzing possible impacts from this updating on its financial statements..

IFRS 15 - Revenue from contracts with customers

In May 2014 IASB issued pronouncement IFRS 15 - Revenue from Contracts with customers, which deals with the recognition of revenues from contracts with customers (except for the contracts which are comprised in the scope of lease contract, insurance contract and financial instruments standards), and replaces the current pronouncements IAS 18 - Revenue, o IAS 11 - Construction contracts and the interpretations related to revenue recognition. The fundamental principle of this principle for revenue recognition, is to describe the transfer to customers, of assets or services reflecting the payment to which one is entitled upon the exchange of these assets or services. The adoption shall be required as from January 1, 2017 and the Company is analyzing possible impacts from this updating on its financial statements.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

4.   Summary of significant accounting policies (Continued)

a)      Pronouncements, interpretations or revisions issued by IASB applicable to years started at/after July 01, 2015. (Continued)

Standard	Main requirements

IAS 27 - Consolidated and Separate Financial Statements

The entities already applying IFRS and opting for adopting the equity method in their separate financial statements shall apply this change retrospectively. Entities preparing financial statements in accordance with the IFRS for the first time and opting for adopting the equity method in their separate financial statements shall apply this method as from the transition date to IFRS. The changes are in effective for annual periods stared on or after January 1, 2016 , early adoption permitted, which is under analysis in Brazil. These changes will not impact on the Company’s quarterly information.

There are no new standards or interpretations issued but not yet adopted which may, in Management’s opinion, significantly impact the result or equity disclosed by the Company.

The Company analyzed the effects from the adoption of the new standards, interpretations and changes and concluded that there shall be no significant impact on the individual and consolidated quarterly information as of December 31, 2014.

CPC has already issued some pronouncements and amendments related to the new and revised IFRSs presented above. Due to the commitment of CPC and CVM to maintaining the set of standards issued updated based on the updating performed by IASB, it is expected that these pronouncements and changes will be issued by CPC and approved by CVM up to the date of their mandatory application.

5.   Financial instruments

There were no significant changes for the financial risk factors, the capital management policy and the judgment and estimates of fair value in the quarter ended December 31, 2014, in relation to those described in the annual financial statements for the year ended June 30, 2014, as disclosed in the related Notes 5.1 to 5.10.

a)    Sensitivity analysis

Management identified for each type of derivative financial instrument the situation of variation in foreign exchange rates, interest rates or commodities prices which may generate loss on hedged assets and/or liabilities or, in the case of derivative financial instruments related to transactions not recorded in the balance sheet, in the fair value of the contracted derivatives.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

5.   Financial instruments (Continued)

a)    Sensitivity analysis (Continued)

The sensitivity analysis aims at measuring the impact of changes in market variables on the abovementioned financial instruments of the Company, considering all other market indicators as constant. Upon settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates 5 distinct scenarios that differ among them due to the intensity of variation in relation to the current market. At December 31, 2014, as reference for scenarios probable, I, II, III and IV a variation in relation to the current Market of 0%, -50%, -25%, +25%, +50%, respectively, was considered.

The reference for the preparation of the Probable Scenario was the Market Price of each one of the reference assets of derivative instruments held by the Company at the closing of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current Market price was the reference for the calculation of both book value of derivatives and the Probable Scenario, the result of the latter one is equal to zero.

The assumptions and scenarios are as follows:

	December 31, 2014
	Probable scenario	Scenario I -50%	Scenario II -25%	Scenario III +25%	Scenario IV +50%

Foreign exchange rate - R$/US$	2.66	1.33	1.99	3.32	3.98

Soybean - US$ / bushel - May 2015 (CBOT)	10.31	5.15	7.73	12.88	15.46
Soybean - US$ / bushel - July 2015 (CBOT)	10.37	5.19	7.78	12.96	15.56
Corn - US$ / bag - July 2015 (CBOT)	4.13	2.06	3.09	5.16	6.19
Corn - US$ / bushel - December 2015 (CBOT)	4.21	2.11	3.16	5.26	6.32

	June 30, 2014
	Probable scenario	Scenario I -50%	Scenario II -25%	Scenario III +25%	Scenario IV +50%
Foreign exchange rate - R$/US$	2.20	1.10	1.65	2.75	3.30
Soybean - US$ / bushel - May 2015 (CBOT)	11.76	5.88	8.82	14.70	17.64
Soybean - US$ / bushel - July 2015 (CBOT)	11.81	5.90	8.86	14.76	17.71
Corn - US$ / bag - September 2014 (BM&F)	10.73	5.36	8.05	13.41	16.09
Corn - US$ / bushel - September 2014 (CBOT)	4.19	2.09	3.14	5.23	6.28

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

5.   Financial instruments (Continued)

a)    Sensitivity analysis (Continued)

The table below presents, for each transaction, the effect on the change in the estimated fair value at December 31, 2014 of the derivative financial instrument as well as the effect on increase or decrease of fair value  of the related asset or liability. The effect on changes in fair value has been determined on an individual basis for each derivative financial instrument, asset or liability for each transaction and for each scenario without considering combined or compensatory effects of the change in more than one variable or in the same variable in other derivative financial instruments, i.e., maintaining all the other variables constant. Accordingly, each line of the table shall be individually considered without considering the effects presented in the other lines.

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators included. Upon their settlement, such amounts may differ from the ones stated below, due to the estimates used in their preparation.

December 31, 2014
Risk		Sensitivity analysis (R$)				Position		Maturity
		Low		High
	Probable scenario	Scenario I-25%	Scenario (II) - 25%	Scenario (III) - 25%	Scenario (IV) - 50%	Amount	Measurement unit
SOYBEAN	-	51,155	24,829	(25,458)	(50,930)	(1,640)	Bags of soybean	May/15 and Jul/15
CORN	-	(5,535)	(2,767)	2,767	5,535	423	Bags of corn	Jul/15 and Dec/15
USD	-	10,560	7,541	(2,881)	(9,775)	(10)	US$'000	Feb/15 to Aug/15

June 30, 2014
Risk		Sensitivity analysis (R$)				Position		Maturity
		Low		High
	Probable scenario	Scenario I-25%	Scenario (II) - 25%	Scenario (III) - 25%	Scenario (IV) - 50%	Amount	Measurement unit
SOYBEAN	-	5,190	2,595	(2,595)	(5,190)	(181)	One thousand bags of soybean	May/15 and Jul/15
CORN	-	133	69	(59)	(123)	-	One thousand bags of corn	Sept/14
USD	-	(17,444)	(8,839)	10,904	16,413	9,303	US$'000	Jul/14 to Jul/15

(a)   As of December 31, 2014, the reference for the preparation of the Probable Scenario was the market prices of each one of the reference assets of derivative instruments held by the Company at year end. Since all these assets are traded in competitive and open markets, the current market price is a satisfactory reference for the estimated price of these assets. Accordingly,  since the current market price was the reference for the calculation both of the book value of derivatives and the probable scenario, the result of the latter one is equal  to zero.

In addition, the Company presents a summary of possible scenarios for the following 12 months (as of December 31, 2014) of the Company’s loans and receivables. Reliable market sources were used to determine the rates used in the “probable scenario”.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

5.   Financial instruments (Continued)

a)    Sensitivity analysis (Continued)

			Current		Scenario I Probable		Scenario I Possible		Scenario II Remote		Scenario I Possible		Scenario II Remote
							Decrease		Decrease		Increase		Increase
Risk	Classification	Details	December 31, 2014				25%		50%		25%		50%
CDI	CASH	Investment - CDI	60,296	11.75%	457	12.50%	(1,788)	8.81%	(3,576)	5.88%	1,788	14.69%	3,576	17.63%
USD	CASH	Investment - USD	4,190	2.66	227	2.80	(1,048)	1.99	(2,095)	1.33	1,048	3.32	2,095	3.98
TJLP	Financing	Financing at long-term interest rate - BNDES	(18,959)	5.00%	(14)	5.50%	38	3.75%	77	2.50%	(38)	6.25%	(77)	7.50%
NA	Financing	Rural Credit (a)	(745)	5.88%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NA	Financing	Constitutional Funds (a)	(96,742)	8.97%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NA	Financing	BNDES(a)	(2,191)	6.64%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
CDI	Financing	FINEM - BNDES	(4,623)	11.75%	(35)	12.50%	136	8.81%	164	5.88%	(136)	14.69%	(271)	17.63%
IGPM	Debt	Farm payable (R$)	(27,453)	5.65%	-	5.65%	388	4.24%	776	2.83%	(388)	7.06%	(776)	8.48%
CDI	Debt	Farm payable (R$)	(18,986)	11.75%	(142)	12.50%	558	8.81%	1,115	5.88%	(558)	14.69%	(1,115)	17.63%
USD	Debt	Acquisition Paraguay Option	(12,697)	2.66	(687)	2.80	3,174	1.99	6,349	1.33	(3,174)	3.32	(6,349)	3.98
N/A	Receivable	Receivables for farms (R$) (a)	3,000	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
SOYBEAN	Receivable	Receivables for farms (bags)	585,000	49.40	-	49.40	(7,228)	37.05	(14,455)	24.70	7,228	61.75	14,455	74.10
SOYBEAN	Receivable	Receivables for farms (bags)	185,000	52.14	-	52.14	(2,411)	39.11	(4,823)	26.07	2,411	65.18	4,823	78.21
SOYBEAN	Receivable	Receivables for farms (bags)	110,325	50.26	-	50.26	(1,386)	37.70	(2,773)	25.13	1,386	62.83	2,773	75.39
SOYBEAN	Receivable	Receivables for farms (bags)	396,652	49.42	-	49.42	(4,901)	37.07	(9,802)	24.71	4,901	61.78	9,802	74.13

(a)  Operations with prefixed rates, not subject to market fluctuations;

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

5.   Financial instruments (Continued)

b)    Hierarchy of fair value

Below is the level of hierarchy of fair value for derivative financial instruments presented in the quarterly information for December 31, 2014:

		December 31, 2014	June 30, 2014
Consolidated	Note	Level 2	Level 2
Assets
Current assets

Cash equivalents	6.1	17,366	86,745
Marketable securities	6.2	18,361	21,532
Operations with derivatives	7	18,090	18,255
Trade accounts receivable	8	11,525	34,145
Receivables from the sale of farm	8	31,782	30,865

Noncurrent assets

Marketable securities	12	13,443	13,782
Operations with derivatives	7	-	63
Trade accounts receivable	8	482	566
Receivables from the sale of farm	8	29,605	36,887
Transactions with related parties	34(d)	31,495	26,068

Total		160,142	234,197

		December 31, 2014	June 30, 2014
Consolidated - thousands R$	Note	Level 2	Level 2
Liabilities
Current liabilities
Trade accounts payable	18	14,619	8,158
Loans and financing	19	69,002	62,253
Operations with derivatives	7	4,054	204
Payables for acquisitions	17	46,439	44,820

Noncurrent liabilities
Loans and financing	19	54,258	57,909
Transactions with related parties	34 (c.ii)	-	33,019

Total		188,372	206,363

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

5.   Financial instruments (Continued)

c)    Consolidated financial instruments by categories

			December 31, 2014						June 30, 2014
Consolidated - thousands R$	Note	Loans and receivables	Available for sale	Designated at fair value through profit/loss	Total	Fair Value	Loans and receivables	Available for sale	Designated at fair value through profit/loss	Total	Fair Value
Assets
Current
Cash equivalents		17,366	-	-	17,366	17,366	71,498	-	-	71,498	71,498
Marketable securities	6.2	-	18,361	-	18,361	18,361	-	21,532	-	21,532	21,532
Trade accounts receivables	8	11,525	-	-	11,525	11,525	34,145	-	-	34,145	34,145
Receivable for sale of farm	8	-	-	31,782	31,782	31,782	-	-	30,865	30,865	30,865
Operations with derivatives	7	-	-	18,090	18,090	18,090	-	-	18,255	18,255	18,255

Non current
Marketable securities	12	13,443	-	-	13,443	13,443	13,782	-	-	13,782	13,782
Trade accounts receivables	8	482	-	-	482	482	566	-	-	566	566
Receivable for sale of farm	8	-	-	29,605	29,605	29,605	-	-	36,887	36,887	36,887
Operations with derivatives	7	-	-	-	-	-	-	-	63	63	63
Transactions with related parties		31,495	-	-	31,495	31,495	26,068	-	-	26,068	26,068
Total		74,311	18,361	79,477	172,149	172,149	146,059	21,532	86,070	253,661	253,661

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

5.   Financial instruments (Continued)

c)    Consolidated financial instruments by categories (Continued)

		December 31, 2014					June 30, 2014
Consolidated - thousands R$	Note	Designated at fair value through profit/loss	Financial liabilities at amortized cost	Total	Fair Value	Designated at fair value through profit/loss	Financial liabilities at amortized cost	Total	Fair Value
Liabilities
Current
Trade accounts payables	18	-	14,619	14,619	14,619	-	8,158	8,158	8,158
Loans and financing		-	69,002	69,002	69,002	-	62,253	62,253	62,253
Operations with derivatives	5.b	4,054	-	4,054	4,054	204	-	204	204
Payables for acquisitions		-	46,439	46,439	46,439	-	44,820	44,820	44,820
Transactions with related parties	33	-	-	-	-	-	33,019	33,019	33,019
Non current									-
Loans and financing Operations with derivatives	5.b	-	54,258	54,258	54,258	-	57,909	57,909	57,909
Total		4,054	184,318	188,372	188,372	204	206,159	206,363	206,363

The model and assumptions used in the determination of fair value represent management’s best estimate and are reviewed at each presentation of quarterly information and adjusted, where necessary.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

6.   Cash and cash equivalents and marketable securities

6.1.    Cash and cash equivalents

	Company		Consolidated
	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
Cash and banks	4,405	14,245	4,517	15,247
Repurchase agreements	-	25,230	17,007	66,267
Bank deposits certificates	-	-	359	5,231
	4,405	39,475	21,883	86,745

Time deposits and repurchase agreements, held at December 31, 2014 and June 30, 2014, contractually require the banks to redeem the amount originally invested plus accrued interest through the date of redemption without any penalty, at any time without prior notice. This provision effectively results in on-demand deposits, despite having a final maturity date.

Amounts invested bear interest based on a percentage of CDI (Interbank Deposit Certificate rate, an interest rate for interbank deposits measured and disclosed daily by CETIP, an independent entity provide depository, custodian and trading services) which ranged between 90% and 102.5% of the daily CDI as of  December 31, 2014 and between 98% and 103% as of December 31, 2013.

In the period ended December 31, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014 , Note 6.

6.2.    Marketable securities

	Company		Consolidated
	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
Exclusive fund shares - FIM GUARDIAN	33,293	28,842	-	-
Non-exclusive investment fund shares	-	-	18,361	21,532
	33,293	28,842	18,361	21,532

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

6.   Cash and cash equivalents and marketable securities (Continued)

6.2.    Marketable securities (Continued)

The Company’s exclusive investment fund  FIM Guardian fund, managed by Banco Pactual, has the following financial instruments breakdown as at December 31, 2014 and June 30, 2014:

	December 31, 2014	June 30, 2014 (b)
Public securities	13,702	13,677
Investiment Funds – Fixed Price	18,361	21,532
Repurchase agreements	3,447	1,368
Time deposits	359	-
Derivatives	(2,566)	2,989
Other	(10)	5
TOTAL	33,293	39,571

(a)  In FIM Guardian Fund, public securities amounting to R$13,702 refer to margin deposits which guarantee values in operations with fund derivatives.

(b)  At  June 30, 2014, the amount in FIM Guardian Fund comprises R$28,842 owned by Brasilagro (Company) and R$10,729 by Jaborandi Ltda.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

7.   Operations with derivatives

				December 31, 2014
				Company		Consolidated		Total	Volume / Position
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Notional ('000)	Volume	Unit
Currency US$	February-15	BM&F	BM&F	-	-	-	(850)	(850)	15,250	-	US$
Currency US$	March-15	NDF	Banks	-	-	-	(394)	(394)	(3,344)	-	US$
Currency US$	June-15	NDF	Banks	-	-	-	(341)	(341)	(3,500)	-	US$
Currency US$	July-15	NDF	Banks	-	-	-	(682)	(682)	(2,280)	-	US$
Currency US$	August-15	NDF	Banks	-	-	4	-	4	(700)	-	US$
Currency US$	June -15	Options	Banks	-	-	790	(1,008)	(218)	(11,500)	-	US$
Currency US$	July -15	Options	Banks	-	-	283	(368)	(85)	(4,200)	-	US$

		Current		-	-	1,077	(3,643)	(2,566)	(10,274)		US$
		Noncurrent		-	-	-	-	-	-	-	US$
		Total Risk with currency		-	-	1,077	(3,643)	(2,566)	(10,274)	-	US$
								#REF!

Soybean CBOT	April-15	Futures	Trading Companies/Banks/CBOT	1,182	-	1,182	-	1,182	-	(90.714)	bags
Soybean CBOT	June -15	Futures	Trading Companies/ Banks /CBOT	1,933	-	1,933	-	1,933	-	(1.594.303)	bags
Corn CBOT	June -15	Futures	Trading Companies/ Banks /CBOT	134	-	134	-	134	-	211.667	bags
Corn CBOT	November-15	Futures	Trading Companies/ Banks /CBOT	66	-	66	-	66	-	211.667	bags
Soybean CBOT	July -15	Options	Trading Companies/ Banks /CBOT	-	(274)	-	(274)	(274)	-	(45.357)	bags

		Current		3,315	(274)	3,315	(274)	3,041	-	(1.307.040)	bags
		Noncurrent		-	-	-	-	-	-	-	bags
		Total risk with commodities			(274)	3,315	(274)	3,041	-	(1,307,040)	bags
								#REF!
		Total Risks		3,315	(274)	4,392	(3,917)	475	N.A.	N.A.
								#REF!		#REF!

		Margin deposit		-	(141)	13,702	(141)	13,561

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

7.   Operations with derivatives (Continued)

				June 30, 2014
				Company		Consolidated		Total	Volume / Position
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Notional ('000)	Volume	Unit
Currency US$	July -14	BM&F	Banks	-	-	495	-	495	41,750	-	US$
Currency US$	July -14	NDF	Banks	-	-	1,933	-	1,933	(16,319)	-	US$
Currency US$	August-14	NDF	Banks	-	-	63	-	63	5,000	-	US$
Currency US$	March-15	NDF	Banks	-	-	435	-	435	(2,644)	-	US$
Currency US$	July -15	NDF	Banks	-	-	63	-	63	(2,280)	-	US$
Currency US$	July -14	Options	Banks	1,101	-	1,101	-	1,101	(16,204)	-	US$

		Current		1,101	-	4,027	-	4,027	11,583	-	US$
		Noncurrent		-	-	63	-	63	(2,280)	-	US$
		Total Risk with currency		1,101	-	4,090	-	4,090	9,303	-	US$

Soybean CBOT	April-15	Futures	Trading Companies/ Banks /CBOT	340	-	340	-	340	-	(90,714)	bags
Soybean CBOT	June-15	Futures	Trading Companies/ Banks /CBOT	446	-	446	-	446	-	(90,714)	bags
Corn CBOT	setembro-14	Futures	Trading Companies/ Banks /CBOT	-	(204)	-	(204)	(204)	-	166,684	bags
Corn BM&F	setembro-14	Futures	BM&F	22	-	22	-	22	-	(166,659)	bags

		Current		808	(204)	808	(204)	604	-	(181,403)	bags
		Noncurrent		-	-	-	-	-	-	-	bags
		Total risk with commodities			(204)	808	(204)	604	-	(181,403)	bags

		Total Risks		1,909	(204)	4,898	(204)	4,694	N.A.	N.A.

		Margin deposit		(257)	-	13,420	-	13,420

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

7.   Operations with derivatives (Continued)

The Company uses derivative financial instruments as currency and forward contracts and forward commodities contracts to hedge against currency risk and commodities prices, respectively. The Company does not hold any cash flow derivative financial instruments contracts as at December 31, 2014 and June 30,2014.

The margin deposits in operations with derivatives refer to the so-called margins by counterparties in operations with derivative instruments.

Trading derivative financial instruments are classified as current assets or liabilities. Fair values of hedge derivative financial instruments used are classified as non-current assets or liabilities if the remaining maturity of the hedged item is over 12 months, and as current assets or liabilities if the maturity of the hedged item is less than 12 months.

In the period ended December 31, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014 , Note 7.

8.   Trade accounts receivable

	Company		Consolidated
	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
Sale of sugarcane (b)	10,463	7,423	10,463	7,423
Sale of grains (c )	949	18,769	956	25,891
Lease	39	599	68	599
Sale of machinery	890	1,045	1,101	1,285
Sale of farms (d)	-	-	31,782	30,865
	12,341	27,836	44,370	66,063

Allowance for doubtful accounts (a)	(851)	(883)	(1,063)	(1,053)

Total current	11,490	26,953	43,307	65,010

Sale of machinery	482	566	482	566
Sale of farms (d)	-	-	29,605	36,887

Total non current	482	566	30,087	37,453

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

8.   Trade accounts receivable (Continued)

a)    Changes in the allowance for doubtful accounts

	Company	Consolidated
At June 30, 2014	883	1,053
Set-up of ADA	1,073	1,144
Write-off or reversal	(1,105)	(1,134)
At December 31, 2014	851	1,063

The estimated losses in allowance for doubtful accounts were recorded as selling expenses in the statement of operations. The allowance for doubtful accounts is set up by means of default analysis, individually by client, and the amounts included in the allowance are written off when these amounts are no longer expected to be recovered.

	Company		Consolidated
	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
Falling due:
Up to 30 days	120	17,730	120	43,248
31 to 90 days	1,773	6,252	10,832	9,090
91 to 180 days	9,019	534	9,050	534
181 to 360 days	404	1,644	23,126	11,275
Over 360 days	482	566	30,087	37,453

Past due:
Up to 30 days	30	783	32	853
31 to 90 days	144	10	147	10
91 to 180 days	-	-	-	-
181 to 360 days	-	-	71	140
Over 360 days	851	883	992	913

	12,823	28,402	74,457	103,516

b)    Sale of sugarcane

The receivables refer mainly to the sale of sugarcane to ETH Energia Renovável.

c)    Sale of grains

The receivables refer mainly to the sale of corn and soybean to Mundo dos Cereais.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

8.   Trade accounts receivable (Continued)

d)    Receivables from the sale of farms

(i)     São Pedro Farm

The remaining outstanding balance in the amount of R$8,584, was discounted at present value using the average rate of 12.6% p.a. and corresponds to 185,000 bags of soybean, shall be paid in two annual installments, the maturities of which shall be on March 30, 2015 and 2016. The amount recorded related to adjustment to present value in the result for the year ended December 31, 2014 was R$80 (R$3,444 at December 31, 2013).

ii)      Horizontina Farm

The remaining balance, in the amount of R$3,000, shall be paid upon fulfillment of certain conditions precedent.

iii)     Araucária Farm (i)

On August 19, 2014 the Company received the third installment in the amount of R$1,000 and on August 27, 2014 R$898, both amounts received equivalent to 33,000 bags of soybean. The remaining balance receivable from Araucária farm is equivalent to 110,325 bags of soybean and amounts to R$5,141, and shall be settled in four semi-annual installments, and  the last one against the grant of the deed, in August 2016.

iv)    Araucária Farm(ii)

On July 07 and November 10, 2014 the Company received the amount of R$9,000, of which R$4,500 as down payment and beginning of the Acquisition Price payment  and R$4,500 as the second installment of the Acquisition Price. At December 31, 2014 the remaining balance amounts to R$26,389 (equivalent to 585,000 bags of soybean) and shall be settled in three installments falling due on August 31,2015, 2016, 2017 and the last one against the grant of the deed on August 31, 2018.

v)     Cremaq Farm

The remaining balance from Cremaq farm amounts to R$18,273 equivalent  to 396,652 bags of soybean and shall be received in two installments in June 2015 and 2016.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

8.   Trade accounts receivable (Continued)

d)    Receivables from the sale of farms (Continued)

v)    Cremaq Farm (Continued)

Changes in accounts receivable are as follows:

Consolidated
At June 30, 2014	67,752
Constitution	-
Receivables	(10,897)
Restatement of nominal value	2,615
Adjustment to present value	1,917
At December 31, 2014	61,387

e)    Adjustment to present value

The remaining balances from the farms: São Pedro, Araucária and Cremaq were measured based on the soybean quotation for future delivery, at the maturity date of each installment (or based on brokers’ estimates and quotations, where there is no soybean quotation for future delivery at specific maturity date), and based on the foreign exchange rate of US dollars to Reais for future delivery also at the maturity date. The resulting amounts were discounted at present value using market rate.

In the period ended December 31, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014 , Note 8.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

9.   Recoverable taxes

	Company		Consolidated
	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2013
Withholding income tax on short-term investments	2,980	2,991	3,158	3,142
Other recoverable taxes and contributions	353	503	454	607
Total current	3,333	3,494	3,612	3,749

State value-added tax (ICMS) recoverable	7,568	7,238	7,936	7,914
ICMS recoverable on property, plant and equipment	227	239	227	239
Non- cumulative recoverable PIS and COFINS	10,553	7,608	13,733	10,437
Withholding income tax on short-term investments	9,725	10,819	10,330	11,259
(-) Provision for losses of IRRF credits to be offset	(2,093)	-	(2,093)	-
Total non current	25,980	25,904	30,133	29,849

The Company has  Contribution Tax on Gross Revenue for Social Integration Program (PIS) and Contribution Tax on Gross Revenue for Social Security Financing (COFINS) cumulative credits linked to financial income and export for the period from 2008 to 2011, which were the subject matter of a reimbursement request to the RFB (Brazilian IRS), in the total amount of R$2,902.

The Company filed with the Piauí State  Finance Office (Sefaz) a request with respect to the outstanding balance of ICMS in the amount of R$3,091 to be transferred to another establishment of another taxpayer in the same state, in order to pay for the purchase of inputs and assets. Sefaz has partially accepted the Company’s request, and approved R$581 related to these credits to “sale for export purposes” in which it may be transferred to third parties.

In November 2014 the Company filed with the RFB (Brazilian Federal Revenue) a request for reimbursement of accumulated credits related to the negative balances of IRPJ and CSLL relating to 2009 (R$2,093) and 2010 (R$3,377) in the amount already restated by SELIC. The Company set up provision on the  2009 amount, due to the prescription period, which shall be reverted as soon as it is deferred by RFB.

In the period ended December 31, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014 , Note 9.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

10. Inventories

	Company		Consolidated
	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
Soybean	-	19,775	-	19,927
Corn	-	6,734	-	9,551
Other harvests	-	40	-	40
Agricultural products	-	26,549	-	29,518

Suppliers	11,178	6,345	16,092	9,804

Advance to suppliers	2,356	751	2,494	888
	13,534	33,645	18,586	40,210

At December 31, 2014 there is no balance of provision for realization of the recoverable values of agricultural products (R$1,644 at June 30, 2014), on account of the total realization of inventories of agricultural products. Normal change for the between harvest period, in which there is no harvest of grains, only sale of inventories generated in the previous harvest.

In the period ended December 31, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014 , Note 10.

11. Biological assets

	Company		Consolidated
	Current	Noncurrent	Current	Noncurrent
	Grains	Sugarcane	Grains	Sugarcane
Balance at June 30, 2014	1,421	31,202	1,421	31,202
Expenditures with plantation	49,822	29,886	61,118	29,886
Fair value variation	685	(505)	4,603	(505)
Harvest of agricultural product	(2,356)	(38,403)	(2,356)	(38,403)
	49,572	22,180	64,786	22,180
Balance at December 31, 2014

The expenditures with cultivation are substantially represented by expenditures incurred with the formation of crops such as: seeds, fertilizers, pesticides, depreciation and manpower used in the crops.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

11. Biological assets (Continued)

	Company		Consolidated
	Gains and losses on agricultural products		Gains and losses on agricultural products
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Fair value of production	40,196	26,441	40,196	26,441
Cost of production	(36,515)	(27,130)	(34,649)	(25,748)
Changes in fair value of biological assets	180	(3,414)	4,098	(59)
Gains and losses on agricultural products	3,861	(4,103)	9,645	634

The area to be harvested corresponding to biological assets is as follows:

	Consolidated
	Area available for harvest (Hectares)
	December 31, 2014	June 30, 2014
Grains	48,186	2,466
Sugarcane (i)	14,977	20,927
	63,163	23,393

(i)      For sugarcane the area considered above refers to the total to be harvested in all the future cuts, considered in the cash flow for calculation of biological assets fair value.

In the period ended December 31, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014 , Note 11.

12. Restricted marketable securities

		Company		Consolidated
	Restatement index	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
Non current
Banco do Nordeste (BNB) (a)	CDI	2,150	2,037	13,443	13,782

Securities in BNB refer to CDB pledged as guarantee to financing from Banco BNB, and should be held while the agreements remain effective. These mature in July 2019 and October 2021.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

12. Restricted marketable securities (Continued)

Amounts invested carry interest based on a percentage of CDI (Interbank Deposit Certificate, daily disclosed by CETIP, entity providing services of custody and depositary), which varied from 90% to 102.5% as of December 31, 2014.

In the period ended December 31, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014 , Note 12.

13. Investment properties - noncurrent

	Company
	Land - Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties
At June 30, 2014
Total cost	21,007	22,930	78,634	122,571	3,118	125,689
Accumulated depreciation	-	(2,760)	(36,948)	(39,708)	-	(39,708)
Net book balance	21,007	20,170	41,686	82,863	3,118	85,981

At December 31, 2014
Opening balance	21,007	20,170	41,686	82,863	3,118	85,981
Acquisitions	-	82	2,444	2,526	17,515	20,041
Disposals	-	(95)	(158)	(253)	-	(253)
Transfers	-	452	191	643	(643)	-
(-) Depreciation / amortization	-	(446)	(3,990)	(4,436)	-	(4,436)
Net book balance	21,007	20,163	40,173	81,343	19,990	101,333
At December 31, 2014
Total cost	21,007	23,369	81,111	125,487	19,990	145,477
Accumulated depreciation	-	(3,206)	(40,938)	(44,144)	-	(44,144)
Net book balance	21,007	20,163	40,173	81,343	19,990	101,333

						Consolidated
	Land - Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties
At June 30, 2014
Total cost	237,999	26,772	119,377	384,148	4,516	388,664
Accumulated depreciation	-	(3,134)	(50,727)	(53,861)	-	(53,861)
Net book balance	237,999	23,638	68,650	330,287	4,516	334,803

At December 31, 2014
Opening balance	237,999	23,638	68,650	330,287	4,516	334,803
Acquisitions	78	82	4,542	4,702	17,362	22,064
Disposals	-	(95)	(158)	(253)	-	(253)
Transfers	-	577	191	768	(768)	-
(-) Depreciation / amortization	-	(529)	(6,242)	(6,771)	-	(6,771)
Net book balance	238,077	23,673	66,983	328,733	21,110	349,843

At December 31, 2014
Total cost	238,077	27,336	123,952	389,365	21,110	410,475
Accumulated depreciation	-	(3,663)	(56,969)	(60,632)	-	(60,632)
Net book balance	238,077	23,673	66,983	328,733	21,110	349,843

In the period ended December 31, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014 , Note 13.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

14. Investments - Company

	Interest in total capital - %		Total assets		Total liabilities		Adjusted equity		Profit (loss) for the period
	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
Subsidiaries
Araucária (a)	99.99	99.99	97,623	113,589	4,058	4,623	93,565	108,966	3,844	21,859
Cremaq	99.99	99.99	63,370	77,981	4,788	21,866	58,582	56,115	2,467	6,628
Engenho de Maracaju	99.99	99.99	9	51	-	41	9	10	(1)	385
Imobiliária Jaborandi (a)	99.99	99.99	41,661	41,449	1,320	1,829	40,341	39,620	683	1,883
Jaborandi Ltda (b)	99.99	99.99	98,683	110,174	73,341	65,460	25,342	44,714	629	(9,150)
Cajueiro (a)	99.99	99.99	62,385	61,450	601	470	61,784	60,980	569	1,562
Mogno	99.99	99.99	33,778	33,280	27,663	26,409	6,115	6,871	(756)	(739)
Ceibo	99.99	99.99	3,024	3,026	1,593	307	1,431	2,719	(1,288)	(1,604)
Flamboyant (a)	99.99	99.99	647	646	-	34	647	612	(3)	(38)
Investment at cost
Green Ethanol LLC	40.65	40.65	-	138	-	7	-	131	-	(17)
Joint Venture (c)
Cresca	50.00	50.00	112,037	95,145	37,151	54,600	74,886	40,545	(2,082)	(1,807)

(a) - Capital increase without change in  total capital percentage;

(b) - Reduction of capital without change in  total capital percentage;

(c) - The Joint Venture S.A. data is presented at 100%.

a)    Changes in investments

	Cremaq	Engenho	Imobiliária Jaborandi	Jaborandi Ltda	Araucária	Mogno	Cajueiro	Ceibo	Flamboyant	Green Ethanol (i)	Cresca	Total
Changes in balance at June 30, 2014	56,115	10	39,758	44,713	108,967	6,871	60,980	2,719	612	53	50,316	371,114
	-	-	-	-	-	-	-	-	-	-	-	-
Acquisition of investment	-	-	203	(20,000)	315	-	235	-	38	-	13,483	(5,726)
Capital increase (reduction)	-	-	(165)	-	(19,561)	-	-	-	-	-	-	(19,725)
Dividend paid	-	-	(38)	-	180	165	45	1,275	-	-	-	1,626
Future capital contributions	2,467	(1)	683	629	3,844	(756)	569	(1,288)	(3)	-	(2,082)	4,062
Equity pickup	-	-	-	-	-	-	-	-	-	-	13,169	13,169

Balance at December 31, 2014	58,582	9	40,441	25,342	93,745	6,280	61,829	2,706	647	53	74,886	364,520

Investments	58,582	9	40,341	25,342	93,565	6,115	61,784	1,431	647	53	74,886	362,755
Future capital contributions	-	-	100	-	180	165	45	1,275	-	-	-	1,765

At December 31, 2014	58,582	9	40,441	25,342	93,745	6,280	61,829	2,706	647	53	74,886	364,520

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

14. Investments - Company (Continued)

b)      Interest in Joint Venture

The Company holds 50% interest in Cresca S.A., jointly controlled entity involved in the exploration of agricultural activity and investment in cattle raising land. The Joint Venture Cresca S.A. results are recorded using the equity method in the consolidated financial statements.

On July 14,  2014 Cresca S.A. executed the deed of 24,624ha and transfer of ownership to the new purchaser, the result from this operation was recognized at equity pick-up.

The summarized financial information, based on the financial statements prepared in accordance with CPC, and the reconciliation of the investment carrying amount in the consolidated financial statements are as follows:

December 31, 2014
Assets
Current
Cash and cash equivalents	4,013
Accounts receivable, inventories and other receivables	23,242
Bargain contract of purchase of land	10,307

Noncurrent
Accounts receivable	11,523
Investment properties	173,749
Other noncurrent	1,240

Liabilities
Current, including trade payables, taxes and loans	12,035
Noncurrent including taxes and loans	62,267
Total net assets	149,772
Company’s interest in Cresca	50%
Company’s interest in net assets at estimated fair value	74,886

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

14. Investments - Company (Continued)

b)    Interest in Joint Venture (Continued)

July 1 to December 31, 2014
36,175
Revenue	(25,921)
Cost of products sold
Administrative expenses	(2,559)
Financial result	(4,208)
Income before taxes on profit	3,487
Income and social contribution taxes	(1,104)
Profit (loss) for the period of current transactions	2,383
Group’s proportional interest	1,192
Appreciation written-off on sale of farm	(3,437)
Amortization of fair value adjustment at the purchase date (shareholders’ loans)	164
Equity pick-up	(2,082)

15. Intangible assets

		Company and Consolidated
	Software		Contracts (a)
	In operation	In progress		Total

At June 30, 2014
Total cost	5,543	-	2,916	8,459
Accumulated depreciation	(3,330)	-	(163)	(3,493)
Net book balance	2,213	-	2,753	4,966

At December 31, 2014
Opening balance	2,213	-	2,753	4,966
Acquisitions	232	35	-	267
Disposals	-	-	(612)	(612)
Transfers	35	(35)	-	-
Amortization for the year	(553)	-	54	(499)
At December 31, 2014	1,927	-	2,195	4,122

At December 31, 2014
Total cost	5,810	-	2,304	8,114
Accumulated depreciation	(3,883)	-	(109)	(3,992)
Net book balance	1,927	-	2,195	4,122

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

15. Intangible assets (Continued)

(a)   On December 12, 2013, the Company executed with its controlling shareholder Cresud a contract to purchase rights to render advisory services in the forestry agricultural exploration in the amount of R$2,916. This service shall be rendered in the joint venture Cresca S.A. The agreement foresees advisory in exploration and development of 58,652 hectares. As of September 30, 2014 the amount of R$612 corresponding to 12,312 hectares of land, which are part of the 24,624 hectares sold by its joint venture Cresca S.A., was written off.

In the period ended December 31, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014 , Note 15.

16. Property, plant and equipment (PP&E)

	Company
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total in operation	Construction in progress	Total PP&E

At June 30, 2014
Total cost	752	4,289	17,632	1,135	23,808	-	23,808
Accumulated depreciation	(716)	(1,851)	(8,098)	(389)	(11,054)	-	(11,054)
Net book balance	36	2,438	9,534	746	12,754	-	12,754

At December 31, 2014
Opening balance	36	2,438	9,534	746	12,754	-	12,754
Acquisitions	-	94	134	47	275	491	766
Disposals	-	(84)	(656)	(44)	(784)	-	(784)
Transfers	-	28	-	-	28	(28)	-
Depreciation	(2)	(206)	(768)	(54)	(1,030)	-	(1,030)
Net book balance	34	2,270	8,244	695	11,243	463	11,706

At December 31, 2014
Total cost	752	4,327	17,110	1,138	23,327	463	23,790
Accumulated depreciation	(718)	(2,057)	(8,866)	(443)	(12,084)	-	(12,084)
Net book balance	34	2,270	8,244	695	11,243	463	11,706

Annual depreciation rates (weighted average) - %	18	11	18	10

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

16. Property, plant and equipment(PP&E)  (Continued)

	Consolidated
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total in operation	Construction in progress	Total PP&E

At June 30, 2014
Total cost	752	4,792	18,775	1,249	25,568	-	25,568
Accumulated depreciation	(716)	(2,075)	(8,805)	(430)	(12,026)	-	(12,026)
Net book balance	36	2,717	9,970	819	13,542	-	13,542

At December 31, 2014
Opening balance	36	2,717	9,970	819	13,542	-	13,542
Acquisitions	-	114	139	84	337	493	830
Disposals	-	(95)	(656)	(44)	(795)	-	(795)
Transfers	-	30	-	-	30	(30)	-
Depreciation	(2)	(232)	(797)	(61)	(1,092)	-	(1,092)
Net book balance	34	2,534	8,656	798	12,022	463	12,485

At December 31, 2014
Total cost	752	4,841	18,258	1,289	25,140	463	25,603
Accumulated depreciation	(718)	(2,307)	(9,602)	(491)	(13,118)	-	(13,118)
Net book balance	34	2,534	8,656	798	12,022	463	12,485

Annual depreciation rates (weighted average) - %	18	11	18	10

In the period ended December 31, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014 , Note 16.

17. Payables for acquisitions

	Company		Consolidated
	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
Alto Taquari Farm	-	-	27,453	26,060
Nova Buriti Farm	18,986	18,760	18,986	18,760
	18,986	18,760	46,439	44,820

The balances are monetarily restated as follows: (i) Alto Taquari  Farm- 100% of Interbank Deposit Certificate ("CDI") and (ii)  Nova Buriti Farm - General Market Price Index (IGP-M).

The payments related to the purchase of farms are linked to the fulfillment of certain conditions precedent by the sellers for the obtaining of licenses.

          In the period ended December 31, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014 , Note 17.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

18. Trade accounts payable

At December 31, 2014, the Company’s balance of trade accounts payable is as follows:

Company: R$10,329 (R$4,857 at June 30, 2014) payables for the purchase of inputs and services used for the planting and development of crops and commissions  and R$2,146 (R$1,250 at June 30, 2014) for lease transactions of farms with third parties.

Consolidated: R$12,473 (R$6,908 at June 30, 2014) payables for the purchase of inputs and services used for the planting and development of crops and commissions and R$2,146 (R$1,250 at June 30, 2014) for lease transactions of farms with third parties.

19. Loans and financing

				Company	Consolidated
	Institution	Maturity	Annual interest and charges - %	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014

Financing for agricultural costs - BNB and Itaú	BNB	Nov/15	7.51 to 15.12	39,624	30,216	55,510	44,712
Financing Cremaq and Jaborandi Project - BNB	BNB and Itaú	Dec/15	TJLP + 3.45 and 4.45 SELIC + 3.45. Pre 7.23	4,624	7,661	10,215	12,742
Financing of Machinery and Equipment - FINAME	Itaú	Dec/15	5.50 to 8.70	1,729	1,814	1,729	1,814
Financing of sugarcane - Itaú	Itaú	Jul/15	TJLP + 3.00 to 3.10	1,548	2,985	1,548	2,985

Financing of Harvest - Itaú	Itaú	Jul/15	TJLP + 3.00 to 3.10	-	1,610	-	1,610
Financing of Machinery and Equipment - FINAME	Itaú	Nov/16	5.50 to 8.70	462	1,056	462	1,056
Financing Cremaq and Jaborandi Project - BNB	BNB and Itaú	Oct/21	TJLP + 3.45 and 4.45 SELIC + 3.45. Pre 7.23	15,692	19,482	53,796	55,243

Total				63,679	64,824	123,260	120,162
Current				47,525	42,676	69,002	62,253
Non current				16,154	22,148	54,258	57,909

Key:

TJLP - Long Term Interest Rate

FINAME - Financing of Machinery and Equipment (BNDES)

BNB - Banco do Nordeste

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

19. Loans and financing (Continued)

At December 31, 2014 amounts due by maturity are as follows:

	Company	Consolidated

1 year	47,525	69,002
2 years	4,291	13,470
3 years	1,148	10,040
4 years	3,335	11,657
5 years	2,876	10,915
Above 5 years	4,504	8,176
	63,679	123,260

At December 31, 2014, the balance of accrued interest for the period related to the loans and financing contracts amounted to R$2,738 and R$1,557, classified under current and noncurrent liabilities, respectively.

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with the governmental development agencies that directly or indirectly grant those loans. At December 31, 2014 the Company’s financing had no financial covenants, only operational ones, under which the Company is not in default.

Loans raised

The main loans raised are as follows

On August 13, 2014, the Company took out an R$30,813 financing credit operation from Banco do Nordeste, to finance the cost of crop, with the first amount of R$22,098 released on September 26, 2014 at an interest rate of 7.51%, maturing on August 13, 2015.

On August 13, 2014, the Company took out an R$19,177 financing credit operation from Banco do Nordeste, to finance the cost of crop in the Company, with the first amount of R$16,517 released on October 02, 2014 at an interest rate of 15.12%, maturing on August 13, 2015.

On August 12, the company took out a R$21,286, financing credit operation from Banco do Nordeste, to finance the cost of crop at Jaborandi Agrícola with the first amount of R$15,642 released on October 14, 2014 at an interest rate of 7.51%, maturing on August 13, 2015.

On October 01, 2013, Jaborandi Agrícola Ltda took out a R$29,633 FINEM financing credit operation from BNDES for opening of area at Jatobá farm with the amount of R$6,934 released in the semester at an interest rate varying between SELIC and TJLP + 3.45% and 4.45%, maturing on October 15, 2020.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

19. Loans and financing (Continued)

Payment of loans and financing

On July 14, 2014, the Company paid to Banco do Nordeste the amount of R$5,108 related to the portion for Financing of Opening of Jatobá Farm.

On July 15, 2014, the amount of R$ 1,738 was paid to Banco Itaú, related to the portion of Financing of Crops and Sugarcane and the amount of R$349 related to interest of FINEM financing for opening of area at Jatobá farm.

On July 25, 2014, the Company settled the financing contract entered into with Banco do Nordeste - BNB to finance the cost of crops  in the amount of R$44,956.

In the quarter, the Company paid the amount of R$423 related to installments for financing of machinery.

On October 15, 2014, the Company paid to Banco Itaú R$ 1,407 related to a portion of the sugarcane financing contract.

On October 28, 2014, the Company paid to Banco do Nordeste the amount of R$7,711 related to the portion for Financing of Cremaq Project.

On October 15, 2014, the Company paid to Banco Itaú the amount of R$360 related to interest of FINEM Financing.

On October, November and December 15, 2014, the Company paid to Banco Itaú the amount of R$335 related to portions for financing of machinery and equipment.

Changes in loans and financing

	Company	Consolidated

At June 30, 2014	64,824	120,162
Loans raised	38,616	61,191
Payment of principal	(37,452)	(55,200)
Payment of interest	(4,551)	(7,187)
Interest	2,242	4,294
At December 31, 2014	63,679	123,260

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

19. Loans and financing (Continued)

Guarantees

The financing for the cost  of crop for the current harvest is guaranteed by the mortgage of registrations of Chaparral farm. The financing for the opening of area and for the Cremaq  (Ribeiro Gonçalves - PI) and Jatobá farms from BNB are guaranteed by the registrations of the related farms.

BNB financing require the maintenance of deposits in liquidity funds in accounts remunerated by CDI. The balances at December 31, 2014 and 2013 are disclosed in Note 12.

For FINAME contracts, the financed machinery and equipment were provided as collateral. These are all held as chattel mortgage until the final settlement of contracts.

FINEM-BNDES financing for opening of Jatobá farm is guaranteed by the mortgage of Preferência farm.

          In the period ended December 31, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014 , Note 19.

20. Taxes payable

	Company		Consolidated
	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
Service tax (ISS) payable	296	77	342	91
INSS/PIS/COFINS withheld	148	73	174	83
ITR - Territorial Tax	-	-	-	-
ICMS payable	2	-	2	-
Funrural payable	129	115	129	127
Pis and Cofins payable	-	-	31	664
IRRF payable	17	7	20	9
IRPJ and CSLL payable profit computed as a percentage of revenue	-	-	5,285	5,527
Total current	592	272	5,983	6,501

IRPJ and CSLL payable profit computed as a percentage of revenue	-	-	1,992	2,482
Total noncurrent	-	-	1,992	2,482

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

21. Onerous contracts

The Company records provision for onerous contracts of soybean sale, through the analysis of fixed sales prices established which are lower than the cost value. At December 31, 2014, the Company had no records under this caption. At June 30, 2014 the Company recorded the amount of R$579.

22. Deferred taxes

Deferred income and social contribution tax assets and liabilities are offset when there is a legal right to offset the current tax credits against current tax liabilities, and provided that they refer to the same tax authority and the same legal entity.

The fiscal year for income tax and social contribution calculation purposes is the calendar year, which   differs from the Company financial year for statutory purposes, which ends June 30 of each year.

Breakdown of deferred income and social contribution tax assets and liabilities for the periods ended  December 31 and June 30, 2014 are as follows:

	Company		Consolidated
	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
Assets
Noncurrent
Tax loss carryforwards	34,890	39,745	49,539	54,445
Hedge, contingency, bonus, ADA and fair value	9,643	7,988	12,151	10,324
Onerous Contract	-	197	-	197
Difference in cost of farms	170	170	170	170
	44,703	48,100	61,860	65,136
Liabilities
Noncurrent
Biological assets	2,312	3,438	2,312	2,889
Hedge	1,034	580	1,034	580
Provision for residual value of PPE assets	1,970	1,675	2,098	1,782
Accelerated depreciation of assets for rural activity	11,827	14,916	13,122	16,331
	17,143	20,609	18,566	21,582

Net balance	27,560	27,491	43,294	43,554

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

22. Deferred taxes (Continued)

The net changes in deferred income and social contribution taxes are as follows:

	Company	Consolidated
At June 30, 2014	27,491	43,554
Tax loss	(4,855)	(4,906)
Adjustments - biological assets and agricultural products	1,126	577
Hedge, contingency, ADA and fair value	1,201	1,373
Onerous Contract	(197)	(197)
Accelerated depreciation	2,794	2,893

At December 31, 2014	27,560	43,294

The estimated periods of realization of deferred tax assets are as follow:

	December 31, 2014
	Company	Consolidated
2015	12,109	16,163
2016	6,223	10,567
2017	3,359	10,790
2018	7,420	8,747
2019	8,744	8,744
2020	6,848	6,849
	44,703	61,860

The Company and its subsidiaries opted for  RTT in the years 2014 and 2013. RTT allows the legal entity to eliminate accounting effects from Law No. 11638/07 and Law No. 11941/09 (basis for the adoption of IFRS), through records in the Taxable Income Control Register  (LALUR) and auxiliary controls.

On May 13, 2014 Law No. 12973 was enacted, revoking RTT and setting up the taxation of profits accrued abroad by legal entities resident in Brazil among other matters. The rule establishes the adjustments to be carried out in the tax book and accounting records for the calculation basis of IRPJ and CSLL. RTT is optional for 2014 and mandatory from 2015.

The Company ended the analysis of the impacts arising from the provisions of the abovementioned Law, both on its financial statements and on its internal controls structure. Considering that the result from this analysis did not present material tax effects, the Company decided not to anticipate the adoption of the rules and provisions established in the new legislation for 2014.

In the period ended December 31, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014 , Note 22.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

23. Equity

a)      Capital (number of shares)

	Number of shares
Shareholder	December 31, 2014	June 30, 2014

Cresud S.A.C.I.F.Y.A.	23,150,050	23,150,050

Board of Directors	6,840,300	6,840,300
Executive Board	4,100	500
Officers	6,844,400	6,840,800

Treasury	195,800	195,800

Other	28,232,150	28,235,750

Total shares of paid up capital	58,422,400	58,422,400

Total outstanding shares	28,232,150	28,235,750

Outstanding shares as percentage of total shares (%)	48	48

At December 31, 2014, the Company’s authorized and paid up capital amounted to R$584,224. The Company is authorized to increase its capital, regardless of the statutory reform, up to the limit of R$3,000,000, upon Board of Directors resolution.

b)      Subscription warrants

On April 28, 2006, the Company issued subscription warrants the information on which is described below:

	Second issue
Brasilagro	December 31, 2014	June 30, 2014

Price of share - R$	9,09	9,60
Maturity (years)	28/04/2006	28/04/2006
Maturity (day/month/year)	27/04/2021	27/04/2021
Exercise price at year end - R$/share	15.75	15.36
Number of outstanding shares	58,422	58,422

Percentage of capital shares subject to conversion (percentage of new capital) - %	20	20
To be converted for the period (shares)	14,606	14,606
Number of outstanding subscription warrants	256,000	256,000

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

23. Capital (Continued)

b)    Subscription warrants (Continued)

The outstanding subscription warrants of second issue at December 31, 2014 and 2013 are 256,000 and there were no changes in the number of outstanding subscription warrants for the years ended June 30, 2014 and 2013. The subscription warrants of second issue grant their holders the right to subscribe shares issued by the Company, in the amount equivalent to 20% of its capital, after the increase arising from the full exercise of the subscription warrants of second issue.

c)      Stock option plan

The information on the stock option plan and issuance of new grants are described in Note 27.

d)      Other reserves

At December 31, 2014, R$13,169 was recorded relating to the effects of variation of the foreign exchange rate resulting from the currency translation of Cresca’s financial statements.

e)      Treasury shares

	Number of shares	Cost/R$	Market value
At December 31, 2014	195,800	1,934	1,780

This reserve represents the equity component of common shares.

In the period ended December 31, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014 , Note 23.

24. Segment information

The segment information is based on information used by Brasilagro management to assess the performance of the operating segments, as well as making decisions related to the investment of funds. The Company has 3 segments: (i) grains, (ii) sugarcane and (iii) real estate. The operating assets related to these segments are located only in Brazil.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

24. Segment information (Continued)

The Grains segments main activity is the production and sale of the following products: soybean and corn.

The Sugarcane segment includes the sale of the raw product.

The Real Estate segment presents the results from operations carried out in the Company’s subsidiaries.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

24. Segment information (Continued)

The selected P&L and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

	Total	Real estate	Agricultural activity			Not allocated	Total	Real estate	Agricultural activity			Not allocated
			Grains	Sugarcane	Other				Grains	Sugarcane	Other

Net revenue	71,962	-	31,833	37,615	2,514	-	42,928	-	15,529	26,787	612	-
Changes in fair value of biological assets and agricultural products	9,645	-	5,021	4,641	(17)	-	634	-	2,036	(1,402)	-	-
(Impairment) Reversal of impairment of net realizable value of agricultural products after harvest	(1,778)	-	(1,776)	-	(2)	-	(15)	-	(15)	-	-	-
Cost of sales	(70,403)	-	(30,511)	(37,439)	(2,453)	-	(43,071)	-	(15,003)	(25,599)	(2,469)	-
	-						-
Gross profit (loss)	9,426	-	4,567	4,817	42	-	476	-	2,547	(214)	(1,857)	-

Operating income (expenses)
Selling expenses	(371)	(45)	(280)	-	(46)	-	(3,166)	(1,410)	(738)	-	(1,018)	-
General and administrative	(13,412)	-	-	-	-	(13,412)	(14,027)	-	-	-	-	(14,027)
Other operating income	(5,580)	-	-	-	-	(5,580)	1,447	-	-	-	-	1,447
Equity pickup	(2,082)	-	-	-	-	(2,082)	-	-	-	-	-	-

Operating income (expenses)	(12,019)	(45)	4,287	4,817	(4)	(21,074)	(15,270)	(1,410)	1,809	(214)	(2,875)	(12,580)

financial result, Net
Financial income	50,643	1,787	1,610	-	-	47,246	21,008	1,225	3,736	-	-	16,047
Financial expenses	(34,636)	(1,412)	(2,760)	-	-	(30,464)	(12,205)	(342)	(3,722)	-	-	(8,141)

Profit (loss) before income and social contribution taxes	3,988	330	3,137	4,817	(4)	(4,292)	(6,467)	(527)	1,823	(214)	(2,875)	(4,674)

Income and social contribution taxes	(1,226)	(112)	(1,067)	(1,638)	1	1,590	2,019	179	(620)	73	978	1,409

Profit (loss) for the period	2,762	218	2,070	3,179	(3)	(2,702)	(4,448)	(348)	1,203	(141)	(1,897)	(3,265)

			December 31, 2014									June 30, 2014
Total assets	807,652	411,230	64,891	32,643	1,439	297,449	828,382	402,555	55,939	38,625	2,288	328,975
Total liabilities	207,733	110,450	55,510	1,548	-	40,225	244,476	112,805	46,901	2,985	-	81,785

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

24. Segment information (Continued)

The balance sheet accounts are represented by “Trade accounts receivable”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

In the period ended December 31, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014 , Note 24.

25. Revenues

	Company		Consolidated
	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014

Sales of grains	30,156	12,751	34,285	16,301
Sales of sugarcane	38,844	27,800	38,844	27,800
Lease	347	326	957	387
Other revenues	2,376	769	2,726	807
Gross operating revenue	71,723	41,646	76,812	45,295

Sales deductions
Taxes on sales	(3,910)	(2,183)	(4,850)	(2,367)

Net revenue	67,813	39,463	71,962	42,928

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

26. Expenses by nature

	Company				Consolidated

	Cost of products sold	Selling expenses	General and administrative	Total	Cost of products sold	Selling expenses	General and administrative	Total

Depreciation and amortization	8,597	-	671	9,268	8,666	-	671	9,337
Labor expenses	3,044	-	7,686	10,730	3,179	-	7,755	10,934
Expenses with outsourcing	20,603	-	2,408	23,011	21,472	-	2,454	23,926
Lease	4,779	-	361	5,140	5	-	361	366
Cost of agricultural products	28.522	-	-	28,522	35,176	-	-	35,176
Freight and storage	-	919	-	919	-	952	-	952
Allowance for doubtful accounts	-	(39)	-	(39)	-	(47)	-	(47)
Onerus Contract	-	(579)	-	(579)	-	(579)	-	(579)
Sale of farm	-	-	-	-	-	45	-	45
Maintenance, travel expenses and Other	1.832	-	1,211	3,043	1,905	-	2,171	4,076
								-
At December 31, 2014	67,377	301	12,337	80,015	70,403	371	13,412	84,186

Depreciation and amortization	7,341	-	717	8,058	7,925	-	717	8,642
Labor expenses	1,331	-	8,430	9,761	1,514	-	8,443	9,957
Expenses with service outsourcing	12,456	-	2,250	14,706	13,499	-	2,400	15,899
Lease	2,807	-	354	3,161	25	982	354	1,361
Cost of agricultural products	15.436	-	-	15,436	19,094	-	-	19,094
Freight and storage	-	516	-	516	-	621	-	621
Allowance for doubtful accounts	-	236	-	236	-	153	-	153
Onerus Contract	-	-	-	-	-	-	-	-
Sale of farm	-	-	-	-	-	1,410	-	1,410
Maintenance, travel expenses and other	1.012	-	1,480	2,492	1,014	-	2,113	3,127

At December 31, 2013	40,383	752	13,231	54,366	43,071	3,166	14,027	60,264

In the period ended December 31, 2014, there was no significant change in relation to the other information disclosed in the annual financial  statements for June 30, 2014 , Note 26.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

27. Management compensation

The expenses with Management compensation were recorded under “General and administrative expenses” and are as follows:

	Consolidated
	December 31, 2014	December 31, 2013
Board of directors and executive board compensation	1,728	1,647
Bonus	809	962
Global compensation	2,537	2,609

Grant of shares	82	619
	2,619	3,228

The global compensation of the Company’s officers and members of the Board of Directors, for the year ending June 30, 2015 in the amount of R$ 9,500, was approved at the Annual General Meeting held on October 27, 2014.

The table below presents the information on the Program and assumptions used for valuation:

	First grant	Second grant	Third grant
Date of issuance	08/11/2010	07/03/2012	09/04/2012
Exercise price (R$/share)	8.97	8.25	8.52
QQuoted market price on grant date (R$/share)	9.60	7.69	8.50
Quoted market price at end of period	9.09	9.09	9.09
Free risk interest rate %	11.36	9.37	9.12
Contractual period for exercise	5 years	5 years	5 years
Expected dividend yield %	1.00	0.50	0.50
Volatility of shares in the market - %	67.48	41.62	40.50
Number of outstanding options	301,848	260,952	260,952
Number of options to be exercised	301,848	260,952	260,952
Estimated fair value on the grant date (R$/share)	6.16	3.60	4.08

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

28. Other operating income (expenses)

	Company		Consolidated
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Loss on sale of PP&E (a)	(1,047)	(277)	(1,058)	(279)
Provisions for judicial claims (b)	(2,608)	1,782	(2,633)	1,782
Other	(238)	195	(1,889)	(56)
Other operating income (expenses)	(3,893)	1,700	(5,580)	1,447

(a)  Dissolution of partnership contract São Francisco/Regalito and partial write-off related to the sale of 24,000 hectares on the contract of right and exploration of land in Cresca S.A.

(b)  Provision for loss on IRPJ compensatory credits related to the calendar year of 2009, reversal of provision on environmental contingencies in 2013 due to change in the classification of the lawsuit for possible and payment related to judicial lawsuit of birthrights on part of Horizontina Farm (Note 32).

29. Financial income (expenses)

		Company		Consolidated
	Notes	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Financial income
Short-term investment income		12,350	11,190	5,074	5,998
Interest receivable		2,323	686	2,551	707
Monetary variations		-	-	-	-
Foreign exchange variation		6,567	1,026	6,761	858
Realization of fair value from remeasurement of receivables from sale of farms and machinery		1,168	-	20,163	7,378
Realized profit from derivative transactions	7	1,754	1,738	10,189	4,782
Unrealized profit from derivative transactions	7	5,905	1,285	5,905	1,285
		30,067	15,925	50,643	21,008
Financial expenses
Short-term investment expenses		(1,384)	(4,090)	-	(180)
Bank charges		(1,160)	(230)	(1,383)	(253)
Interest payable		(5,269)	(3,388)	(7,456)	(4,748)
Monetary variations		-	-	(1,393)	(1,033)
Foreign exchange variations		(4,334)	-	(4,392)	-
Fair value of receivables from sale of farms and machinery		(90)	(407)	(14,601)	(5,723)
Realized profit (loss) from derivative transactions	7	(841)	(688)	(841)	-
Unrealized profit (loss) from derivative transactions	7	(4,570)	(268)	(4,570)	(268)
		(17,648)	(9,071)	(34,636)	(12,205)

Financial expenses		12,419	6,854	16,007	8,803

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

30. Income and social contribution taxes

	Company		Consolidated
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Income (loss) before income and social contribution taxes	2,693	(7,174)	3,988	(6,467)
Combined nominal rate of income and social contribution taxes - %	34%	34%	34%	34%
	(916)	2,439	(1,356)	2,199

Equity pickup/loss on investments	1,381	1,119	(708)	-
Management bonus	(275)	(321)	(275)	(321)
Net effect of subsidiaries whose profit is computed as a percentage of gross revenue (*)	-	-	1,238	696
Other permanent additions	(121)	(511)	(125)	(555)

IRPJ and CSLL in P&L for the period	69	2,726	(1,226)	2,019

Current	-	-	(966)	(781)
Deferred	69	2,726	(260)	2,800

	69	2,726	(1,226)	2,019
Effective rate	3%	38%	31%	31%

(*)  For some of our subsidiaries,   income tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% for sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries  at rate a lower rate than if taxable profit were based on accounting records.

31. Earnings (loss) per share

	Consolidated
	December 31, 2014	December 31, 2013
Profit (loss) attributed to controlling shareholders	2,762	(4,448)
Weighted average number of common shares issued	58,422	58,422
Effect from dilution - shares	19	67
Weighted average number of common shares issued adjusted by the dilution effect	58,442	58,489
Basic earnings (loss) per share	0.05	(0.08)
Diluted earnings (loss) per share	0.05	(0.08)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

31. Earnings (loss) per share (Continued)

a)    Basic

Basic earnings (loss) per share are calculated by dividing the profit (loss) attributable to shareholders of the Company, by the weighted average number of common shares issued during the year.

b)    Diluted

Diluted earnings are calculated by dividing the net profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the year plus the weighted average of the number of shares which would be issued upon the conversion of all the potential shares dilutable into shares.

32. Provision for legal claims

The Company and its subsidiaries are involved in civil, labor, environmental and tax lawsuits and in administrative proceedings of labor, tax and environmental natures. The provision for probable losses arising from these lawsuits are estimated and updated by management, supported by the opinion of the Company's external legal advisors.

Probable risks

At December 31, 2014, the Company recorded a provision of R$4,133 (R$3,573 at June 30, 2014) in Consolidated, related to legal and administrative proceedings whose risk of loss was considered probable, as summarized below:

	Company					Consolidated
	Labor	Environ-mental	Tax	Civil	Total	Labor	Environ-mental	Tax	Civil	Total
At June 30, 2014	489	-	2,388	603	3,480	582	-	2,388	603	3,573
Additions	125	-	-	-	125	143	-	-	1,240	1,383
Monetary restatement	21	-	695	-	716	28	-	695	-	723
Reversal/payments	(303)	-	-	(3)	(306)	(303)	-	-	(1,243)	(1,546)
At December 31, 2014	332	-	3,083	600	4,015	450	-	3,083	600	4,133

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

32. Provision for legal claims (Continued)

Probable risks (Continued)

a)      Labor claims

At December 31, 2014, the Company, supported by the opinion of its external legal advisors, recorded provision for labor claims in the amount of R$450, related to labor claims filed by former employees and third parties. In most of the cases, the Company’s and its subsidiaries’ responsibility is subsidiary, since possible rights between outsourced companies and their former employees are challenged.

b)      Environmental claims

As regards to environmental claim related to the tax assessment notice drafted by IBAMA due to alleged degradation of permanent preservation area in São Pedro Farm at December 13, 2013 the Company, supported by the opinion of its external legal advisors, reverted the provision for contingency, since, due to the filing of declaratory suits of nullity of the tax assessment notice with the deposit in courts of the full fine applied, the perspective of loss was classified as possible.

c)      Tax suits

At December 31, 2014, the Company recorded provision for tax suits in the amount of R$3,083. The amount of R$2,823 refers, especially, to the alleged incidence of social contribution taxes on the payments to the Company’s foreign members of the Board, and the balance of R$260 refers to tax administrative procedures being challenged, particularly in matters related to the incidence of ICMS on operations at Araucária Farm, State of Goiás.

d)      Civil suits

At December 31, 2014, the Company recorded provision for civil contingency in the amount of R$600 related to fine due for alleged noncompliance with contractual obligation assumed by the Company in the rural leasing agreement executed in 2012 involving Horizontina Farm.

In November 2013, the Purchaser filed an injunctive relief for anticipated production of evidence, in progress at the Court of the Judicial District of  Tasso Fragoso/MA, aiming at judicial approval of expert evidence determining noncompliance with the obligation assumed of opening, cleaning and preparing the area.

The Company deemed adequate to set up provision for amount due the possibility of legal discussion, since the obligation of opening of area, assumed by the Company under the Contract, will possibly be challenged in courts by the Purchaser.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

32. Provision for legal claims (Continued)

Probable risks (Continued)

d)    Civil suits (Continued)

In March 2013, the Company is defendant in judicial suit filed by alleged owner of birthrights on part of Horizontina Farm, alleging birthrights in relation to 900 hectares of the property, claiming the block of registrations 1,744 and 1,745. Based on the facts presented by the former owner as well as on the analysis of the suit by the external legal advisors, specialists in landholding legislation, the Company classified the contingent liability as remote loss, since the beginning of the suit up to September 30, 2014. Considering the cost versus benefit analysis of maintaining the suit in progress, the Company opted for paying R$1,250 to the plaintiffs of the suit and from this amount, R$ 1,000 was addressed to the plaintiff and R$ 250 to his lawyers. With the payment, the plaintiff withdraw the complaint, the contingent liability was written-off and the Company recorded the payment under other operating expenses.

Possible risks

The Company and its subsidiaries are parties to legal suits of civil, labor, environmental and tax natures, and administrative tax proceedings which are not provisioned, since they involve risk of loss classified as possible by the Company and its external legal advisors. The contingencies are as follows:

	Company		Consolidated
	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
Civil	11,685	12,080	15,324	12,080
Tax	8,968	8,517	8,968	8,517
Labor	659	673	659	1,125
Environmental	3,645	3,468	3,645	3,468
	24,957	24,738	28,596	25,190

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

32. Provision for legal claims (Continued)

Possible risks (Continued)

a)      Civil

On December 31, 2014, the Company has civil claims in the amount of R$15,324 (R$12,080 at June 30, 2014) referring mainly to: (i) declaration of nullity of acknowledgement of debt due to the purchase and sale of rice, (ii) suspension of protest of promissory note provided as guarantee upon the acknowledgement of debt arising from purchase and sale of rice , (iii) injunctive relief for anticipated production of evidence  aiming at legal approval of expert evidence determining noncompliance with the obligation assumed of opening, cleaning and preparing the area at Nova Horizontina farm, (iv) indemnity for pain and suffering and property damages, allegedly suffered due to road accident occurred with employee of a Company’s service provider in Araucária Farm, on October 29, 2011 and (v) annulment of the legal business of purchase and sale of one of the properties of Chaparral Farm, due to challenge by the seller of the validity of his representation in the property deed; and (vi) indemnity for property, pain and suffering and esthetical damage cumulated with request for life annuity due to the accident occurred with the employee of a Company’s service provider at Cremaq Farm

b)      Tax

On December 31, 2014, the Company has legal and administrative tax proceedings in the amount of R$8,968 (R$8,517 at June 30, 2014) which refers mainly to lawsuits related to  (i) non-compliance statement aiming to overturn the interlocutory decision that partially approved the credit from income tax losses carry forward for the fourth quarter of 2007 and consequently not approving the Company offsets of the aforesaid credits; (ii) annulment action filed aiming at the annulment of tax credit related to the monthly estimates of IRPJ and CSLL for January 2012; (iii) tax notice served for collection of ICMS tax credit on products exported by the Company; (iv) tax notice aiming at the collection of tax credit; (v) tax notice  aiming at the collection of ICMS tax credits, in the amount of R$191, based on the  understanding that the Company did not  reverse  ICMS credits, arising from the bookkeeping allegedly undue of credits related to the acquisition of fixed assets, since it did not provide the CIAP book model "C", related to the period from January 1 to December 31, 2012; (vi) tax notice  for collection of ICMS tax credit, based on the understanding that the Company shipped primary products to exporters for the specific purpose of export, alleging that these products were not shipped abroad within the period of 180 (one hundred and eighty) days from the exit of the goods.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

32. Provision for legal claims (Continued)

Possible risks (Continued)

c)      Labor

On December 31, 2014, the Company has labor claims in the amount of R$ 659 (R$ 1,125 at June 30, 2014)  filed by former employees and third parties, mainly claiming indemnities and the recognition of employment relationship.

d)      Environmental

On December 31, 2014, the Company has environmental suits in the amount of R$3,645 (R$3,468 at June 30, 2014), related to annulment action proposed before the Federal Court of Goiânia, State of Goiás, aiming at the annulment of tax notice for alleged degradation of permanent preservation area at São Pedro Farm.

On October 15, 2013, the Company made the judicial deposit in the amount of R$3,056 corresponding to the amount of the fine applied, on November 04, 2014, the Company made a judicial deposit in the amount of R$ 1,030, corresponding to supplementary amount to the fine applied.

33. Commitments

a)      Contract for grains supply

The sales price of soybean may be determined by the Company for the total or partial volume promised to be sold up to the date of delivery. The price, when established, is determined according to a contractual formula based on the soybean quotation at Chicago Board of Trade (“CBOT”). The price established in US dollars is settled at the end of the commitment period in reais considering exchange rates defined in contract some days before the financial settlement date.

Based on the terms of the contract, the Company is subject to fines in the event of non-delivery of the committed volumes. Presently, the Company has no amount recorded related to fines, since all the contracts entered into were delivered within the term established.

At December 31, 2014 there are commitments signed for 70,000 tons of soybean.

Corn is sold as powder and the price is established in reais upon the sale. At December 31, 2014 there are no commitments signed for the sale of corn.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

33. Commitments (Continued)

b)      Contracts of sugarcane supply between Brasilagro and ETH Bioenergia

In March 2008, the Company is party to two contracts for the exclusive supply to ETH Bioenergia of the totality of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests, renewable upon the agreement of the parties). One of the contracts refers to an area of approximately 5,718 hectares at Araucária farm and the second, to approximately 3,669 hectares at Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case.

As determined by the São Paulo Council  of Sugarcane, Sugar and Alcohol Producers (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo), or (CONSECANA), for the year ended December 31, 2014, sales of sugarcane production to ETH Bioenergia were of R$37.6 million , representing 52% of total revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of the sugarcane production over the long term.

Consolidated
December 31, 2014	December 31, 2013
38,844	27,799

Exclusive supply of sugarcane to the company ETH (in thousands of reais)

The table above shows the amounts corresponding to 588,432 tons of sugarcane delivered in the current year up to  December 31, 2014 and 435,660 tons of sugarcane delivered up to December 31, 2013. The price of sugarcane ton delivered was calculated based on Total Recoverable Sugar (ATR) assessed at the sales date There is a future balance of sugarcane  to be delivered, whose estimates of quantity and amounts are difficult to be established considering the scenarios of market value and crop productivity oscillation.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

33. Commitments (Continued)

c)      Lease agreement Partnership (I)

	Consolidated
	December 31, 2014	December 31, 2014
Lease agreement	50	535,5
		in thousands of reais

On July 13, 2011 the Company entered into an agreement to lease  the farm (Partnership I)  located in the municipality of Jaborandi, state of Bahia. The area is used for planting soybean, corn, cotton and similar crops, as well as  other long seeds whose growing period does not exceed the term of the agreement. The agreements also set forth: (a) a preference right with respect to lease renewal, as well as (b) right of first refusal for purchase of the farms.

The calculation of the amount of lease is based on the soybean quotation on the day prior to maturity, multiplied by the quantity of bags established in the contract. As the lease amount is variable, the lease contract complies with the definition of an operating lease.

On December 26, 2014 the Company executed the dissolution of the total remaining area of partnership corresponding to 1,500 hectares, with the amount of R$50 to be paid in up to one year.

d)      Lease agreement Partnership (II)

	Consolidated
	December 31, 2014	June 30, 2014
Lease agreement	2,096	294
		in thousands of reais

On October 11, 2013 the Company executed a rural partnership agreement to operate a farm (Partnership II) located in the municipality of Ribeiro Gonçalves, in the state of Piaui. The partnership shall be effective for 11 (eleven) crop years, beginning at the date of its execution and estimated ending on June 01, 2024. The areas shall be used to plant soybean, cotton, corn and similar crops, as well as other long seeds whose growing period does not exceed the term of the agreement.

This partnership agreement complies with the definition of operating leasing. The payment will always be in species (soybean grains), to be deposited until June 30 of each crop year, in warehouse located at a distance not above 100 km of paved road (one hundred kilometers) from the partnership area or at a distance in  unpaved road with the cost of freight equivalent to 100 km of paved road. The quantity of bags to be paid during the effectiveness of the agreement may vary due to two variables: the productivity and the area effectively planted. According to this agreement, the minimum quantity to be paid in the long term would correspond to 598,976 bags, of which 59,898 bags of soybean in up to one year,  299,488 bags of soybean from one to five years and 239,590 bags of soybean with more than five years up to the end of the agreement .

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

33. Commitments (Continued)

e)      Lease agreement Jatobá Farm

	Consolidated
	December 31, 2014	December 31, 2013
Lease revenue	576	-
		in thousands of reais

On November 07, 2014 the Company executed a sub-lease contract for third parties related to an area of 6,746.55 hectares owned by Jatobá farm, located in the municipality of Jaborandi,  state of Bahia. This agreement shall be effective as from the date of its execution and its termination is established for September 30, 2015, when the mentioned area may be returned to Brasilagro or acquired by the sub-lessee, on account of the purchase of land option included in the contract. The amount of R$3.2 million, related to the sub-lease was received in advance. This lease contract complies with the definition of an operating lease.

The agreement also contemplates the purchase option of another 2 (two) areas owned by Jatobá farm, one of them totaling 6,984.04 hectares and the other 17,875.74 hectares.

34. Transactions with related parties

The major related-party transactions which affect the balance sheet and income statement arise from transactions between the Company and its subsidiaries, considering the related types of transactions, as follows:

	Company		Consolidated
	December 31, 2014	June 30, 2014	December 31, 2014	June 30, 2014
Current assets
Accounts receivable- rentals and sharing (a)	116	345	-	-
Dividends receivable (b)	1,816	18,101	-	-
Cresud (c)	757	723	730	723
	2,689	19,169	730	723

Noncurrent assets
Cresca (e)	31,495	26,068	31,495	26,068
	31,495	26,068	31,495	26,068

Current liabilities - trade accounts payable
Leasing payable (f)	15,607	11,435	-	-
Cresud (c)	378	218	378	218
Cresca acquisition- Cactus(d)	-	33,019	-	33,019
Loans (g)	8	2,261	-	-
	15,993	46,933	378	33,237

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

34. Transactions with related parties (Continued)

	Company		Consolidated
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Income statement
Lease
Imobiliária Cremaq (f)	(1,557)	392	-	-
Imobiliária Araucária (f)	(1,098)	(618)	-	-
Imobiliária Cajueiro (f)	(1,018)	(537)	-	-
Imobiliária Mogno (f)	(769)	(377)	-	-
	(4,442)	(1,140)	-	-
Sharing
Jaborandi Ltda (a)	19	56	-	-
Jaborandi S/A (a)	305	9	-	-
Imobiliária Cremaq (a)	26	9	-	-
Imobiliária Engenho (a)	-	9	-	-
Imobiliária Araucária (a)	26	9	-	-
Imobiliária Mogno (a)	26	9	-	-
Imobiliária Cajueiro (a)	26	9	-	-
Imobiliária Ceibo (a)	-	9	-	-
Imobiliária Flamboyant (a)	3	9	-	-
	431	128	-	-

Cresud (d)	(2,383)	(3)	(2,383)	(3)
Futures and options	(47)	-	(47)	-
	(6,441)	(1,015)	(2,430)	(3)

(a)  Contractual sharing of physical infrastructure - The Company shares a physical space and provides financial and accounting services for the real estate agencies and Jaborandi Ltda. and charges for those services;

(b)  Dividends receivable from real estate agency Cremaq;

(c)  Expenses and revenue related to Due Diligence of new acquisitions and implementation of the   budget  and controls system and reimbursement of general expenses;

(d)  Financing payable to Cresud - R$ 18,037, discounted at present value, maturity at 12/12/2014 restated based on the foreign exchange variation (US$) and interest of 7.0% p.a

(e)  Acquisition of 50% interest in joint venture payable to Cresca - R$ 10,663 discounted at present value, maturity at 12/12/2014, restated based on the foreign exchange variation (US$) and interest of 7.0% p.a.;

(f)   Accounts receivable from Cresca for assumption of financing from the company Helmir - R$21,807, maturity at 12/31/2016 restated based on the foreign exchange variation (US$) and interest of 12% p.a.; and loan receivable from Cresca granted on 12/23/2013 in the amount of R$ 4,334, with interest of    12% p.a. and undetermined maturity; and

(g)  Loan between Brasilagro and Imobiliárias.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information (Continued)

December 31, 2014

(In thousands of reais, unless otherwise stated)

35. Insurance

The Company and its subsidiaries maintain (i) civil liability insurance for employees working at the farms, (ii) insurance for vehicles and machinery, (iii)Life insurance for all the employees, as well as (iv)  insurance for Directors and Officers (D&O) and for other Board members. The coverage amount is considered sufficient by management to cover adventitious risks  over its assets and/or responsibilities. The Company assessed the risk of farm buildings and facilities owned by the Group, as well as its inventories and biological assets, and concluded that there is no need for other types of insurance due to low chances of occurrence of risks.

Below is the table of the liabilities covered by insurance and the related amounts at December 31, 2014:

Insurance type	Coverage thousands - R$
Vehicles	1,863
Civil liability (D&O)	30,000
Civil, Professional and General liability	5,000
Machinery	6,378
Fire/lightning/explosion/electrical damage (office)	500
43,741

Given their nature, the assumptions adopted are not part of the audit of the financial statements. As a consequence, they have not been reviewed  by our independent auditors.

36. Subsequent events

a)      Cancellation of treasury shares

On January 27, 2015 the Company disclosed to the Market through “Material Fact” the cancellation of 195,800 (one hundred and ninety five thousand and eight hundred) common shares which were in treasury ("Shares") in the amount of R$1,934. The Shares were acquired by means of the option plan of common shares issued, as approved at the Company’s Board of Directors meeting, held on September 02, 2013. The Company’s share capital of R$584,224 has not changed due to the cancellation of Shares, but shall be divided by the 58,226,600 (fifty eight million two hundred and twenty six thousand and six hundred) remaining common shares.

b)      Purchase of land option by Joint Venture Cresca S.A.

On January 20, 2015, Joint Venture Cresca S.A. purchased 24,710 hectares of land. In this operation, the Company increased capital in Cresca by R$8,483.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2015.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: February 26, 2015.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer